CALCULATION OF REGISTRATION FEE

Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price	Fee(1)
6.00% Mandatory Convertible Subordinated Bonds due 2013 of AngloGold Ashanti Holdings Finance plc	$789,086,750	$56,261.89
Guarantees of AngloGold Ashanti Limited in connection with the 6.00% Mandatory Convertible Subordinated Bonds due 2013(2)	—	—

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

(2)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guarantees of AngloGold Ashanti Limited in connection with the guaranteed debt securities.

Filed pursuant to Rule 424(b)(5)
Registration Nos. 333-161634; 333-161634-01

Prospectus Supplement to Prospectus dated April 20, 2010

AngloGold Ashanti Holdings Finance plc

$686,162,400  6.00% Mandatory Convertible Subordinated Bonds due 2013
Mandatorily Convertible into American Depositary Shares,
each representing one ordinary share of AngloGold Ashanti Limited

Fully and Unconditionally Guaranteed on a Subordinated Basis by AngloGold Ashanti Limited

AngloGold Ashanti Holdings Finance plc, or Holdings Finance, is offering $686,162,400 aggregate principal amount of its 6.00% mandatory convertible subordinated bonds fully and unconditionally guaranteed on a subordinated basis by AngloGold Ashanti Limited, or AngloGold Ashanti (the “bonds”). Interest will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2010.

The bonds will be mandatorily converted into American Depositary Shares, or ADSs each representing as at the date hereof one ordinary share, par value ZAR0.25 per share of AngloGold Ashanti (or, in certain circumstances, the cash value thereof). Mandatory conversion will be on September 15, 2013 (subject to postponement in certain limited circumstances, the “stated maturity date,” and such date or any earlier date to which repayment of the bonds is accelerated, the “maturity”). The conversion rate per $50 principal amount of the bonds will be not more than 1.14943 ADSs and not less than 0.91954 ADSs, depending on the market value of the ADSs as described in this prospectus supplement. At any time from the earlier of (i) 90 calendar days following the first original issuance date of the bonds and (ii) the date (the “approval date”) on which the shareholders of AngloGold Ashanti in a general meeting shall have approved the issue of ordinary shares upon an exercise of conversion rights under the bonds and placed a sufficient number of ordinary shares of AngloGold Ashanti under control of its directors as a specific authority for that purpose, until the 25th scheduled trading day immediately preceding September 15, 2013, you may elect to convert your bonds, in whole or in part, at the minimum conversion rate, together with a cash payment in respect of deferred interest to, but excluding, the immediately preceding interest payment date. Holdings Finance may convert the bonds at its option, in whole but not in part, at any time after the approval date and on or before the 25th scheduled trading day immediately preceding September 15, 2013 at the maximum conversion rate, together with a cash payment in respect of accrued and unpaid interest on the bonds (including any deferred interest), and a cash payment in respect of the present value of all remaining interest payments on the bonds. If a fundamental change occurs, you will be permitted to convert your bonds at the fundamental change conversion rate, together with a cash payment in respect accrued and unpaid interest on the bonds (including any deferred interest) and a cash payment in respect of the present value of all remaining interest payments on the bonds. Each of the fixed conversion rates (as defined in this prospectus supplement) is subject to certain adjustments as described under “Description of Bonds — Conversion Rate Adjustments.”

The bonds will be unsecured subordinated obligations of Holdings Finance. The guarantee will be unsecured and subordinated, as described under “Description of Bonds — Ranking”.

We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional $102,924,350 principal amount of the bonds at the initial price to investors, less the underwriting discount, to cover over-allotments, if any.

The bonds will initially be convertible into a maximum of 15,773,913 ADSs (or a maximum of 18,140,000 ADSs in total if the underwriters exercise their over-allotment option in full).

AngloGold Ashanti’s ADSs, each currently representing one ordinary share, are listed on the New York Stock Exchange, or NYSE, under the symbol “AU”. AngloGold Ashanti’s ordinary shares are listed on the JSE Limited, or the JSE, under the symbol “ANG” and on other stock exchanges in London, Paris and Ghana and in the form of depositary interests in Brussels, Ghana and Australia. On September 13, 2010 the closing price of AngloGold Ashanti’s ordinary shares on the JSE was ZAR 321.90 per ordinary share and the closing price of AngloGold Ashanti’s ADSs on the NYSE was $44.59 per ADS. Holdings Finance will apply to list the bonds on the NYSE.

Concurrently with this offering of bonds, under a separate prospectus supplement, AngloGold Ashanti is offering 15,773,914 ordinary shares (or 18,140,000 ordinary shares in total if the underwriters of that offering exercise their over-allotment option with respect to that offering in full), in the form of ordinary shares or ADSs, in a public offering. Neither the completion of this offering nor of the offering of ordinary shares and ADSs will be contingent on the completion of the other.

See “Risk Factors” starting on page S-20 of this prospectus supplement to read about factors you should consider before investing in the bonds.

Neither the Securities and Exchange Commission, or SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per bond	Total(2)

Initial price to investors(1)	100.00%	$686,162,400
Underwriting discount	2.75%	$18,869,466
Proceeds, before expenses, to Holdings Finance	97.25%	$667,292,934

(1)	Plus accrued interest, if any, from September 22, 2010, if settlement occurs after that date.

(2)	Assuming the underwriters do not exercise their over-allotment option.

The bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 22, 2010.

Joint Bookrunners

UBS	Morgan Stanley

Co-Bookrunners

Citi	Deutsche Bank

Prospectus Supplement dated September 15, 2010

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of bonds to be issued by AngloGold Ashanti Holdings Finance plc, guaranteed by AngloGold Ashanti Limited, or AngloGold Ashanti. The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the “prospectus”, we are referring to the base prospectus, including the documents incorporated by reference in the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus supplement, “Holdings Finance” refers to AngloGold Ashanti Holdings Finance plc and the “Company”, the “Group”, “we” or “us” refers to AngloGold Ashanti Limited and its consolidated subsidiaries.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to Australian dollars and A$ are to the lawful currency of Australia, references to US dollars, dollars and $ are to the lawful currency of the United States, references to British pounds are to the lawful currency of the United Kingdom, references to cedis are to the lawful currency of Ghana, references to Brazilian real and BRL are to the lawful currency of Brazil and references to Argentinean pesos are to the lawful currency of Argentina.

In connection with the offering, the underwriters are not acting for anyone other than us and they will not be responsible to anyone other than us for providing the protections afforded to their clients or for providing advice in relation to the offering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at +1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes and incorporates by reference “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: our strategy to reduce our gold hedging positions including the extent and effect of the reduction of our gold hedging positions; the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of our operations, individually or in the aggregate, including the completion and commencement of commercial operations at our exploration and production projects; the completion of announced mergers and acquisitions transactions; our liquidity and capital resources and expenditures; the outcome and consequences of any pending litigation proceedings; and our Project One performance targets. These forward-looking statements

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are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential”, or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus supplement and all documents incorporated herein by reference. The forward-looking statements included in this prospectus supplement are made only as of the last practicable date and the forward-looking statements in the documents incorporated by reference are made only as of the last practicable date before the filing of such documents. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statement in this section.

NOTICE TO UK INVESTORS

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, being, among other things, high net worth companies and/or unincorporated associations, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (as amended) (the “FSMA”) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

NOTICE TO EEA INVESTORS

This prospectus supplement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (2003/71/EC) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of securities which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation

S-iv

arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Company, nor the underwriters have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the Company or any underwriter to publish or supplement a prospectus for such offer.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

Holdings Finance is organized under the laws of the Isle of Man and AngloGold Ashanti Limited is incorporated under the laws of South Africa. All of the directors and officers of Holdings Finance reside outside the United States and all except one of AngloGold Ashanti Limited’s directors and one of AngloGold Ashanti Limited’s officers, and the experts named herein, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our and Holdings Finance’s respective assets and the assets of our and Holdings Finance’s respective directors and officers are located outside the United States. As a result, you may not be able to enforce against us or Holdings Finance or our or Holding Finance’s respective directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States.

We have been advised by Cains Advocates Limited, our Isle of Man counsel, that there is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the US courts. However, under Isle of Man common law, a judgment in personam given by a US court may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other changes of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

Based on the foregoing, we have been advised by our counsel in the Isle of Man that there is no certainty as to the enforceability in the Isle of Man, either in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated upon the civil liability provisions of the US federal securities laws.

We have been advised by Taback & Associates (Pty) Limited, our South African counsel, that there is doubt as to the enforceability in South Africa, in original actions or in actions for enforcement or judgments of US courts, of liabilities predicated on the US federal securities laws.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present financial items such as “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” that have been determined using industry standards promulgated by the Gold Institute and are not measures under US GAAP. An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in

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total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of a mine’s profitability, efficiency and cash flows;

•	the trend in costs as the mine matures over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering:

•	our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 19, 2010, as amended by our Form 20-F/A filed with the SEC on May 18, 2010 (together, our “2009 Form 20-F”);

•	our Form 6-K filed with the SEC on April 20, 2010 containing pro forma financial information for the year ended December 31, 2009 related to the sale of our 33.33% interest in the Boddington joint venture;

•	our Form 6-K filed with the SEC on August 11, 2010 containing our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as at December 31, 2008 and 2009, prepared in accordance with US GAAP, and related management’s discussion and analysis of financial condition and results of operations (our “2009 US GAAP Results Release”), which supersedes the statements in Item 5 and Item 18 of our 2009 Form 20-F and which you should review instead of such superseded statements in our 2009 Form 20-F; and

•	our Form 6-K filed with the SEC on September 7, 2010 containing unaudited condensed consolidated financial information as of June 30, 2010 and December 31, 2009 and for each of the six-month periods ended June 30, 2010 and 2009, prepared in accordance with US GAAP, and related management’s discussion and analysis of financial condition and results of operation (our “2010 Second Quarter Report”).

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Ashanti North America Inc.
7400 E. Orchard Road
Suite 350
Greenwood Village, CO 80111
Telephone: +1 303-889-0753
Fax: +1 303-889-0707
Email: MPatterson@AngloGoldAshantiNA.com

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the documents incorporated by reference herein. This summary is not complete and does not contain all the information that may be important to you. Potential investors should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the bonds discussed under “Risk Factors”.

AngloGold Ashanti Limited

Company Overview

We are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2009, we had gold reserves of 68.3 million ounces. For the year ended December 31, 2009, we had consolidated revenues of $3,784 million (which excludes revenue from by-products and interest earned), gold production of 4.6 million ounces and total cash costs of $534 per ounce.

We were formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, our production and reserves were primarily located in South Africa (97% of 1997 production and 99% of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and ore body diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

•	production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

•	gold production and reserves for the year ended December 31, 2009 of 61% and 56%, respectively, from operations outside South Africa; and

•	gold production from a broad variety of ore body types as well as a variety of open-pit and heap-leach (42%), underground (54%) and surface and dump reclamation (4%) operations.

Our strategy in respect of this portfolio and our current strategic objectives are discussed below.

We were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. Paragraph 2 of our memorandum and articles of association provides that our main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. On April 26, 2004, we acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed our name to AngloGold Ashanti Limited. Our principal executive office is located at 76 Jeppe Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107), South Africa (Telephone +27 11 637-6000). Our general website is at www.anglogoldashanti.com. Information contained in our website is not, and shall not be deemed to be, part of this prospectus supplement.

Strategy

Our business strategy has three principal elements:

•	managing the business;

•	portfolio optimization and capital deployment; and

•	growing the business.

Managing the Business.  We seek to enhance shareholder value by endeavoring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design to ensure efficient operating performance, detailed planning and scheduling, together with the application of best practices across all aspects of the production and service activities associated with each asset. Successfully managing the business means delivering on our commitments, which includes seeking to:

•	ensure safe work practices and a healthy workforce (safety is our first value, which is reflected in all leadership behaviors and is the foundation on which we build all value-enhancing processes in our business);

•	increase and consistently generate returns on capital of above 15%;

•	meet production targets on time and within budget;

•	manage our costs and associated escalations (we intend to manage our input costs in order to maximize margins and returns on capital employed over the life cycle of each of our projects); and

•	maximize revenues, including by reducing our hedge book. See “Hedge Book Reduction” below.

We are in the process of implementing Project One, an initiative to introduce a common business process across all aspects of our operations. Project One is built upon two principal focus areas: the “System for People” and the “Business Process Framework”. The System for People is a managerial effectiveness model designed to bring about effective working relationships based on trust and a culture of accountability at all levels of our organization, and the Business Process Framework is a rigorous model focused on short- and long-term planning and execution of work.

Project One underpins our efforts to achieve the following strategic goals in respect of our existing mines over the five-year period from 2009 to 2013:

•	a 70% reduction in accident rates;

•	a 30% improvement in overall productivity (in terms of ounces of gold produced per employee);

•	a 60% reduction in reportable environmental incidents;

•	a 20% increase in gold production;

•	a 25% reduction in real IFRS total cash costs per ounce; and

•	an increase in average return on capital to above 15%.

The Company-wide roll out of Project One continues, but it has already resulted in noticeable improvements in some of the operations where it was first implemented, particularly at our Geita mine in Tanzania (where Project One initiatives have resulted in approximately a 30% increase in plant throughput, approximately a 15% increase in truck fleet availability and approximately a 40% increase in plant recovery since February 2009) and at our Mponeng mine in South Africa (increased plant throughput and improved recovery, which led to production for the first quarter of 2010 to exceed our production target by more than 10%).

The Project One performance objectives are to be measured against our performance in 2008 (except in the case of accident rates which is to be measured against the three-year average for the period 2006 to 2008). Achieving these performance objectives will be impacted by any portfolio changes and is subject to a number of potentially offsetting factors and risks, uncertainties and other factors, some of which are beyond our control, any of which may prevent or delay us from achieving our stated goals. Certain of such risks, uncertainties and other factors are described in “Risk Factors”. See also “Note Regarding Forward-Looking Statements”.

Portfolio Optimization and Capital Deployment.  We regularly review our portfolio of assets to ensure it meets or exceeds specified risk-adjusted rates of return. We also seek to enhance shareholder value by optimizing capital deployment.

•	Portfolio Optimization. We analyze our portfolio on both an absolute basis and relative to other gold companies in our peer group. When conducting this analysis, we identify the strengths and weaknesses of our portfolio, with a particular focus on portfolio risk.

•	Optimizing Capital Deployment. We seek to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. We review and rank internally each asset and project as part of the annual business planning process with the goal of most efficiently and effectively deploying capital across our existing assets. Assets that no longer meet our criteria may be targeted for sale, but only at attractive valuations.

Growing the Business.  We seek to further enhance shareholder value by:

•	leveraging our current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;

•	selectively pursuing merger and acquisition opportunities; and

•	maximizing the value of other commodities within our existing and developing asset portfolio.

•	Greenfields Exploration and Brownfields Exploration and Project Development. We prioritize organic growth through greenfields exploration, brownfields exploration and project development, leveraging our current ground holding and asset position as the most value-efficient path to growth.

During 2010, greenfields exploration activities are being undertaken in five regions: the Americas (including Canada and Colombia); Australia; Asia (including China and the Solomon Islands); Sub-Saharan; West and East Africa (including the Democratic Republic of Congo, or “DRC”, Gabon, Guinea and Tanzania) and the Middle East/North Africa (including Egypt and Eritrea).

Current key greenfields development initiatives approved or under consideration include the following projects:

•	Australia. The Tropicana joint venture, in which we hold a 70% interest, covers approximately 12,500 square kilometers and is located to the east and northeast of Kalgoorlie in Western Australia. Together with ongoing exploration, a pre-feasibility study was completed for Tropicana in the second quarter of 2009 and the favorable outcome of this study has resulted in a decision to proceed with a feasibility study which is scheduled for completion in the fourth quarter of 2010 when the partners will make an investment decision. In July 2010, the Western Australia Environmental Protection Agency released its report and recommendation on the project and it is anticipated that the State and Federal ministers will announce their decisions by year-end. If the necessary regulatory and board approvals are obtained by the end of 2010, we expect that construction will start in early 2011 and gold production would begin in the first half of 2013. Finalization of capital and operating costs are in progress and development of the implementation schedule and construction contracting strategies is underway. We have estimated that Tropicana would produce between 330,000 and 410,000 ounces per annum (70% of which is attributable to us) over its life. As part of the Tropicana project, scoping studies are expected to be completed in the second half of this year at both the Havana Deeps deposit and at the Boston Shaker deposit. The Havana Deeps prospect represents the potential higher grade underground extension of the Havana open-pit ore body which already forms part of the Tropicana project. The Boston Shaker deposit, located approximately 500 meters northeast of Tropicana, has now been defined over a 700-meter strike length, is open down dip and may be included in the Tropicana project. In addition to the Tropicana project, reconnaissance exploration drilling is also continuing in parallel within parts of the remaining 12,500 square kilometers area of the Tropicana joint venture.

•	Colombia. In Colombia, we have developed a “3 level participation model” comprising our own exploration initiatives, exploration joint ventures with established players and equity positions in other exploration companies that are also active in Colombia. Our land holding position in Colombia, which includes tenements held and under application and including tenements held with our joint venture partners, is approximately 16,100 square kilometers. Principal exploration initiatives in Colombia include our wholly-owned La Colosa deposit as well as the Gramalote joint venture with B2Gold Corp. (in which we now own a 51% interest following our recent acquisition of an additional 2% interest from B2Gold Corp pursuant to the Gramalote joint venture agreement). On October 20, 2009, we received a resolution from the Ministry of the Environment and Territorial Development of Colombia, which allowed for initiation of exploration permitting procedures for La Colosa before the regional environmental authority, Cortolima. Drill preparation work and regional exploration (including mapping and sampling) is in progress and further exploration drilling as part of ongoing pre-feasibility studies commenced in August 2010. Also in August 2010, we entered into an amendment agreement to the Gramalote joint venture agreement with B2Gold Corp. pursuant to which we assumed operatorship of the Gramalote joint venture. See “— Recent Developments — Amendment of the Gramalote Joint Venture Agreement”. Feasibility studies and further exploration drilling will now commence at Gramalote in September 2010 and are planned to continue into 2011 and 2012 with the goal of completing a final feasibility study by the end of 2012.

•	DRC. After the findings of the DRC Mineral Review Commission were completed in February 2009, we engaged with the DRC government and L’Office des Mines d’Or de Kilo-Moto, or OKIMO (the DRC state gold mining company and shareholder with us in Ashanti Goldfields Kilo (AGK)). We negotiated a definitive joint venture agreement and supporting documentation with OKIMO for the development, in accordance with the DRC mining code, of the AGK project in which we hold an 86.22% interest, as well as the transfer of exploitation permits covering an area of 5,866 square kilometers as part of the original Concession 40 tenement to AGK. We entered into these agreements on March 20, 2010. Following the conclusion of these agreements, we, in partnership with OKIMO, are scheduled to complete a feasibility study at the Mongbwalu-Adidi project in the first quarter of 2011. A 20,000 meter combined drilling program is currently underway at Mongbwalu-Adidi and a further 5,000 meter program is planned for early phase drill-testing of regional targets within the broader 5,866 square kilometer area and is expected to commence during 2010. In addition to our 86.22% interest in AGK, we also hold a 45% interest in the Kibali gold project (45% held by Rangold Resources Limited and 10% by OKIMO) where, as at December 31, 2009, our 45% attributable share of the ore reserves of Kibali was 4.14 million ounces and where exploration and feasibility studies continue. An updated feasibility study, which will optimize the mining plan and the size of the plant, is on track for completion by the end of 2010. Pre-construction preparations have run ahead of schedule given positive interaction with local communities and rapid development of associated infrastructure allowing the start of construction to be brought-forward by six months to mid-2011. The project is on track to begin gold production in January 2014.

We intend to leverage our “first mover” positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access our land positions utilizing, where possible, the “3 level participation model” as successfully implemented in Colombia.

Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of our current operations. In 2009, the most successful brownfields exploration results from our existing programs were achieved in Guinea, Mali, South Africa and the United States. In the first six months of 2010, our most successful brownfields exploration results were achieved at Sunrise Dam in Australia, at our Siguiri mine in Guinea and in Brazil, particularly at Córrego do Sítio (including the Saõ Bento mine).

Current key brownfields development initiatives approved or under consideration include the following projects:

•	Mponeng Ventersdorp Contact Reef, or VCR, below 120 Level project (South Africa): Approved in February 2007, this project entails exploiting the VCR ore reserves located from 120 Level to 126 Level at Mponeng and is estimated to recover 2.7 million ounces of gold with first production scheduled for 2013 and full production in 2015.

•	Mponeng Carbon Leader Reef, or CLR, below 120 Level project (South Africa): A feasibility study is in progress to exploit the CLR ore reserves located below 120 Level at Mponeng. Estimates are that 14.7 million ounces of gold could be recovered from this project, which we expect will be developed in the medium term, with annual production of approximately 450,000 ounces.

•	Moab Khotsong phase II (Zaaiplaats) (South Africa): A feasibility study has been completed on the optimal extraction of the ore body within the lower mine area of Moab Khotsong which, if developed, will further extend the life of Moab Khotsong recovering an estimated 5.1 million ounces of gold with an average annual production of approximately 370,000 ounces. We expect that this project will be developed in the medium term with further underground exploration and some pre-development approved by our board of directors in August 2010 to commence in the second half of 2010.

•	Cerro Vanguardia (Argentina): The underground mining project at Cerro Vanguardia in Argentina will involve underground mining below seven of the deeper high-grade open pits that have been or are currently being mined by way of open-pit techniques. Underground mining is expected to be cheaper than open pit mining in these deeper pits. A feasibility study, including trial mining below one of the existing pits, is scheduled to be completed in the second half of 2010. If approved by our board of directors in the short term following the completion of the feasibility study, we expect that this project, which could produce 613,000 ounces of gold and 6.1 million ounces of silver over the anticipated life of the project, will be developed from early 2011. We may also consider similar underground production at other pits at Cerro Vanguardia in the future. In addition, a feasibility study for a heap leach project at Cerro Vanguardia, based on the treatment of low grade ore through a small heap leaching operation, was completed in 2009. The feasibility study indicated that Cerro Vanguardia’s annual gold production could rise by an additional 20,000 ounces per annum through the employment of this process. The project was approved by our board of directors in February 2010 and production is scheduled to begin in the second quarter of 2011.

•	Córrego do Sítio (including the Saõ Bento mine) (Brazil): We acquired the former Saõ Bento property from Eldorado Gold Corporation in December 2008 and subsequently renamed it AngloGold Ashanti Córrego do Sítio Mineraçaõ. This acquisition resulted in the consolidation and doubling in size of the Córrego do Sítio project (Phase II), adding mineral potential and infrastructure. The project plan for Phase I of the project (which includes only the original Córrego do Sítio property) covers potential mining of the Cachorro Bravo, Laranjeiras and Carvoaria Velha ore bodies. The Córrego do Sítio Phase I feasibility study, which included an assessment of the metallurgical process for production of 140,000 ounces of gold annually and 1.9 million ounces over the life of the project, has been finalized and the project was approved by our board of directors in May 2010. Detailed engineering on the Córrego do Sítio project commenced immediately after the project was approved. Underground development is progressing on schedule and various environmental licenses have been obtained. The refurbishment and upgrade of the Saõ Bento plant (also part of the 2008 acquisition) is currently in process, while the contracts for the design and manufacture of the autoclaves have already been awarded. Production is expected to commence in early 2012.

•	Lamego (Brazil): A feasibility study for the Lamego project was approved by our board of directors in September 2009 and is currently being implemented. The planned ramp up in production at Lamego resulted in production of 18,000 ounces in 2009, with 33,000 ounces expected in 2010 and full production of 48,000 ounces expected in 2011. We estimate that Lamego will produce approximately 469,000 ounces of gold over nine years.

•	Nova Lima Sul (Brazil): The objective of this project is to mine a number of target areas in the vicinity of AngloGold Ashanti Brazil Mineraçaõ’s current operations and process the ore utilizing idle capacity at AngloGold Ashanti Brazil Mineraçaõ’s Queiroz processing plant.

The project consists of three phases and a feasibility study for phase 1 of the project, which we estimate has the potential to produce approximately 880,000 ounces of gold, is expected to be completed in early 2011. If phase 1 is approved by our board of directors following completion of the feasibility study, development of this phase of the project will then commence. The feasibility studies for phases 2 and 3 of the project are expected to be completed by the end of 2013.

•	Obuasi and Obuasi Deeps (Ghana): Brownfields exploration and studies for the exploitation of the vast ore body below 50 Level at Obuasi continue, in addition to business improvement initiatives and other mine design and operating plans to establish sustained improvements in operational performance and efficiencies in existing operations above 50 level at Obuasi.

•	Sadiola Deeps (Mali): The objective of this project is to treat the hard sulphide ore from the main pit through a new plant in parallel with the current oxide plant thus increasing the overall processing capacity at Sadiola. Iamgold, our 41% partner in Sadiola, is currently managing a feasibility study for Sadiola Deeps, which is expected to be completed in late 2010.

•	Mine Life Extension projects at Cripple Creek & Victor, or CC&V (United States): The required permits have been granted from the State of Colorado and Teller County and construction has begun on the first mine life extension project at the Cripple Creek & Victor mine as approved by our board of directors in October 2008, which includes the development of new sources of ore and an extension to the existing heap-leach facility. This project has been accelerated and it is now scheduled to be commissioned by the end of 2010 and is expected to increase the mine life, resulting in the recovery of 1.4 million ounces of gold. In addition, development drilling continues to define areas of interest for which engineering analysis and permitting requirements are being evaluated in a feasibility study for a second mine life extension project at the Cripple Creek & Victor mine.

•	Mergers and Acquisitions. We continue to pursue value-accretive acquisition opportunities with a view to enhancing our ground-holding asset positions and our regional presence as well as achieving further growth in our business. Recent acquisitions have included transactions that have resulted in our acquisition of a 45% interest in the Kibali gold project (completed in August 2009 and December 2009) and the acquisition of an additional 3% interest in the Sadiola gold mine (completed in December 2009).

•	Other Commodities. We produce uranium, silver and sulfuric acid as byproducts of our existing gold production. We are increasing our uranium production with the upgrade of our existing uranium plant located at our Vaal River operations in South Africa, which is expected to be completed in 2012, as well as the ramp-up of gold production at Moab Khotsong (with a similar increase and ramp-up of uranium production from this mine).

Hedge Book Reduction

During 2009, we continued to execute our strategy to reduce our outstanding gold hedging position, which resulted in our decision to accelerate the settlement of certain outstanding gold hedging positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009 and the first half of 2010, reduced the total committed ounces from 5.99 million ounces as at December 31, 2008 to 3.22 million ounces as at June 30, 2010 and 2.72 million ounces as at September 14, 2010.

The majority of the gold derivative positions affected by the accelerated settlements during 2009 were previously designated as normal purchase and sale exempted, or “NPSE”, contracts, allowing them to be accounted for off balance sheet in prior periods. However, as a result of the accelerated cash settlement of certain of the NPSE contracts during 2009, the FASB Accounting Standards Codification, or ASC, guidance on derivatives and hedging led us to evaluate the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As we determined to continue to consider alternatives to reduce our outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement each period. The income statement impact of the accelerated settlement and related re-designation of remaining NPSE contracts was $797 million and $556 million, respectively, which were incurred in 2009.

We estimate that our current residual hedging position would likely result in our realizing an effective discount to the gold spot price of approximately 6-11% until 2014 and an effective discount of less than 1% in 2015 if the hedge book were not restructured, assuming an annual production of 5.0 million ounces and a spot price of between $950-$1,450 per ounce. We believe that the outlook for the gold price remains robust, with strong physical and investment demand coupled with diminishing global mine supply. We have therefore decided to seek to accelerate the elimination of our residual gold hedging position and maximize our unhedged leverage to the spot gold price of our future gold production.

We intend to effectively eliminate all our remaining gold hedging positions by early 2011, market conditions permitting, including by procuring early settlement of existing contracts that mature in 2010 and beyond, or by purchasing off-setting derivatives, or both. We believe that this would have the following benefits:

•	We would be fully exposed from 2011 to the spot price of gold in what we expect to be a strong gold price environment.

•	We expect to realize higher profit margins and cash flows from 2011, as a result of the low committed prices under existing contracts that would be removed.

•	Our strategic position would be enhanced with a more robust capital structure to fund the growth initiatives described under “— Strategy — Growing the Business” above as a result of the expected improvement in profitability and cash flow. On a combined basis, we believe that these growth initiatives, which we estimate will require project capital expenditure (excluding stay in business and ore reserve development capital expenditure) of approximately $2,450 million over the next three years, have the potential to add significantly to our ore reserves as well as the potential to increase our annual gold production from current levels. See “Risk Factors — Risks related to our results of operations and our financial condition as a result of factors specific to us and our operations — We expect to have significant financing requirements.”

Due to the low committed prices under our current hedge contracts (at an average price of less than $450 per ounce) relative to the current market price, the elimination of our hedging arrangements will require a significant capital commitment and we expect that it would have a significant one-off negative impact on our financial statements during each period in which the restructuring of our hedges is implemented.

The exact nature, extent and execution of our gold hedge restructuring will depend upon the successful completion of this offering and the Equity Offering (as defined below), as well as prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices and exchange rates and other relevant economic factors. As at June 30, 2010, the negative marked-to-market value of all hedge transactions making up our hedge position was approximately $2.41 billion.

This offering and the Equity Offering are together intended to raise sufficient funds, together with funds drawn from our existing credit facilities and cash on hand, to effectively eliminate our gold hedging position while maintaining a strong balance sheet to fund our development projects and exploration initiatives.

Concurrent Offering of Ordinary Shares and ADSs.  Concurrently with this offering of bonds, under a separate prospectus supplement, we are offering 15,773,914 ordinary shares (or

18,140,000 ordinary shares in total if the underwriters of that offering exercise their over-allotment option with respect to that offering in full), in the form of ordinary shares or ADSs, in a public offering (the “Equity Offering”). Neither the completion of this offering nor the completion of the Equity Offering will be contingent on the completion of the other.

Assuming no exercise of the over-allotment option with respect to the Equity Offering by the underwriters of that offering, we estimate that the net proceeds of the Equity Offering, after deducting the underwriting discount and estimated expenses, will be approximately $667 million.

Recent Developments

Ghanaian Operational Issues.  On February 19, 2010, we announced that processing operations had been suspended at our Iduapriem mine in Ghana pending the establishment of a temporary tailings storage facility at the mine. On March 30, 2010, we applied for a permit from the Environmental Protection Agency of Ghana, or EPA, for the construction of the tailings storage facility and, after having been suspended for ten weeks, gold production resumed at Iduapriem during April 2010. We are accelerating the establishment of a water treatment plant and a new tailings storage facility which we aim to commission in the third quarter of 2010 and early 2011, respectively.

On March 30, 2010, we announced that following suspension of the operation of gold processing at our Obuasi mine in Ghana pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge, we had submitted details of the strategy to the EPA, the essence of which is to utilize existing infrastructure for the containment and treatment of water on site. With the support and guidance of the EPA, we intend to establish additional water holding and treatment facilities at Obuasi progressively over the 18 month period from April 2010. Gold processing at the mine has recommenced but the suspension of operations negatively impacted production in the second quarter of 2010 and future production through the end of 2010, and possibly to the end of the 18 month period from April 2010, will be negatively impacted while the additional water holding and treatment facilities are established. Production at Obuasi in the second quarter of 2010 was also negatively impacted by slower-than-anticipated development rates which limited mining flexibility. This could impact future production until development is sufficiently accelerated to establish a greater number of production stopes thereby offering greater mining flexibility which would allow higher production rates to be achieved, and sustained, at Obuasi. These initiatives form part of our ongoing technical restructuring and business improvement efforts at Obuasi, as part of Project One, to which we have deployed additional resources.

Amendment of the Gramalote Joint Venture Agreement.  On August 12, 2010, we announced that we had entered into an agreement with B2Gold Corp. to amend the Gramalote joint venture agreement, pursuant to which we will become the manager of the Gramalote project in Colombia in which we now have a 51% interest. The Gramalote project was previously managed by B2Gold Corp., which will retain its 49% interest in the Gramalote joint venture.

We have also agreed with B2Gold Corp. to a budget for the Gramalote project for the second half of 2010 and we plan to continue the exploration and feasibility work in 2011 and 2012, with the goal of completing a final feasibility study by the end of 2012. A further program and budget for exploration and feasibility work in 2011 is to be approved by the Gramalote joint venture’s board of directors by the end of November 2010. We and B2Gold Corp. will fund our respective shares of expenditures pro rata to our shareholdings in the Gramalote joint venture.

Sale of Tau Lekoa Mine.  On July 21, 2010, we announced that the Department of Mineral Resources had transferred the mining rights for the Tau Lekoa mine to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmer & Jack Mines Limited, or “Simmers”. Full ownership of Tau Lekoa and the adjacent properties of Weltevreden and Goedgenoeg passed to Simmers on August 1, 2010 for a total purchase consideration of:

•	R600 million payable at completion of the transaction, as R450 million in cash and the remaining R150 million in cash or shares in Simmers (such balance being subject to an offset adjustment (up to a maximum of R150 million) based on the free cash flow generated by Tau Lekoa between January 1, 2009 and July 31, 2010 and including an offset for the royalty payable from January 1, 2010 to June 30, 2010 (this balancing amount will be determined based upon a final audit of the July 2010 production figures)); and

•	a royalty determined at 3% of the net revenue (gross revenue less state royalties) generated by the Tau Lekoa mine and any operations developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly, from January 1, 2010, until the total production from Tau Lekoa, Weltevreden or Goedgenoeg upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in January 1, 2010 terms).

From August 1, 2010, Simmers began treating all ore produced from Tau Lekoa, Weltevreden or Goedgenoeg at its own processing facilities. As a result, we have increased processing capacity available allowing for the processing of additional material from our other Vaal River mines and surface sources, which is expected to produce an estimated 7,000 ounces of gold for the remainder of 2010, with gold production expected to continue into the foreseeable future. Tau Lekoa produced 124,000 ounces of gold (equivalent to 2.7% of group production) in 2009.

Revolving Credit Facility and Bond Financing.  On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti, as borrowers, and AngloGold Ashanti, as guarantor, entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders to replace its existing $1.15 billion syndicated facility. AngloGold Ashanti, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. Amounts outstanding under the facility bear interest at a margin of 1.75% over LIBOR for the first $0.5 billion of drawings under the facility and at a margin of 2.00% over LIBOR for any drawings in excess of $0.5 billion.

On April 28, 2010, AngloGold Ashanti completed an offering of $1.0 billion of 10-year and 30-year unsecured notes. The offering consisted of $700 million of 10-year unsecured notes at a coupon of 5.375% and $300 million of 30-year unsecured notes at a coupon of 6.50%. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, and are fully and unconditionally guaranteed by AngloGold Ashanti.

Appointment of Directors.  Russel Edey resigned from our board of directors and as our chairman, effective May 7, 2010.

Tito Mboweni was appointed to our board of directors and as our chairman, effective June 1, 2010. Mr. Mboweni has a long record of public service. As Labor Minister from 1994 to 1998, Mr. Mboweni was the architect of South Africa’s post-apartheid labor legislation which today continues to provide the basis for the mutually respectful labor relationships central to our operational approach in South Africa. Mr. Mboweni served as governor of the South African Reserve Bank from 1999 to November 2009. Mr. Mboweni has bachelor’s and master’s degrees in development economics.

Ferdinand (Fred) Ohene-Kena was appointed to our board of directors on June 1, 2010. Mr. Ohene-Kena is the former Ghanaian Minister of Mines and Energy and is currently a member of the Ghana Judicial Council, the Chairman of the Ghana Minerals Commission and a member of the President’s Economic Advisory Council. Mr. Ohene-Kena holds a MSc in Engineering.

Rhidwaan Gasant was appointed to our board of directors on August 12, 2010 and is a member of our Audit and Corporate Governance Committee. Mr. Gasant is the former Chief Executive Officer of Energy Africa Limited and sits on the board of international companies in the MTN Group.

Production and Cost Outlook

For the third quarter of 2010, we expect gold production to be approximately 1.15 million ounces. During the third quarter, as in previous years, we will be impacted by the winter power tariff in South

Africa and annual wage increases effective as of July 1, 2010. Unit cash costs under IFRS, which may differ from those under US GAAP, for the third quarter of 2010 are expected to be approximately 21% higher than in the third quarter of 2009 based on the following average exchange rate assumptions: $1=R7.55, A$1=$0.87, $1=BRL1.80 and $1=Argentinean Pesos 3.95, and oil at $75 per barrel. This excludes the potential power tariff increases in Ghana where tariff reviews are underway with negotiations to follow, as well as possible changes to the non-cash deferred stripping profile at Sunrise Dam based on the underground and open pit production mix. The local operating currencies, in particular the South African Rand, have strengthened in the months of August and September to date. Assuming that the South African Rand remains at an average of approximately R7.20=$1.00 for the months of August and September and similar strength in other operating currencies, it would be expected to adversely impact the third quarter unit cash costs under IFRS by approximately $12 to $15 per ounce.

For the full year, we expect gold production to be between 4.5 million to 4.7 million ounces. Unit cash costs under IFRS, which may differ from those under US GAAP, for the full year 2010 are expected to be approximately 21% higher than in 2009 based on the following exchange rate assumptions: $1.00=R7.70, A$1.00=$0.93, $1.00=BRL1.70 and $1.00=Argentinean Pesos 3.90 and oil at $75 per barrel. This excludes the potential power tariff increases in Ghana where tariff reviews are underway with negotiations to follow, as well as possible changes to the non-cash deferred stripping profile at Sunrise Dam based on the underground and open pit production mix.

Our production and cost outlooks are subject to, among other things, unplanned stoppages due to safety-related interventions and potential strike actions, as well as any adverse production impact at Obuasi while additional water holding and treatment facilities are established and as a result of reduced mining flexibility until development rates increase and further production stopes are established. In addition, in light of recent volatility in foreign exchange rates and the sensitivity of our cash costs to foreign exchange rates, our outlook on cash costs should be regarded as indicative. See “Risk Factors” and “Note Regarding Forward-Looking Statements”.

AngloGold Ashanti Holdings Finance plc

AngloGold Ashanti Holdings Finance plc, or Holdings Finance, was incorporated as a limited company under the laws of the Isle of Man on June 4, 2008. It is incorporated under the Isle of Man Companies Act 2006 with registration number 002740V. Holdings Finance’ registered office is at 1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man, IM1 1AG.

Holdings Finance is a wholly-owned finance subsidiary of AngloGold Ashanti Holdings plc, which in turn is a wholly-owned subsidiary of AngloGold Ashanti Limited.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and average exchange rates $1.00=ZAR7.90 and A$1.00=$0.82 for the three years ended December 31, 2009, which yields a gold price of around $840 per ounce, our proved and probable ore reserves have been determined to be 68.3 million ounces as at December 31, 2009. During the course of 2009, consistent with our intention to audit the ore reserves at all of our operations on the basis that the ore reserves at all operations are reviewed over any three-year period, we conducted a detailed audit of the geological models used as the basis for our reported reserves in respect of ten of our operations. The audit identified no material shortcomings in the process by which our geological models are estimated. The audit of ore reserves for those operations selected for review during 2010 is currently in progress.

Presented in the table below are selected operating data for us for each of the three years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, which are unaudited except as noted.

							Six Months Ended
	Year Ended December 31,						June 30,
	2007		2008		2009		2009	2010

Total attributable gold production (000 ounces)(1)	5,477		4,982		4,599		2,230	2,205
Total cash costs ($ per ounce)(1)(2)	367		465		534		n/a	n/a
Total production costs ($ per ounce)(1)(2)	504		592		683		n/a	n/a
Production costs ($ million)	1,917	(3)	2,159	(3)	2,229	(3)	955	1,196
Capital expenditure ($ million)(1)	1,059		1,239		1,027		502	397

(1)	Including equity accounted joint ventures for management reporting purposes.

(2)	“Total cash costs per ounce” and “total production costs per ounce” have been determined using industry standards promulgated by the Gold Institute and are not measures under US GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with US GAAP for the years ended December 31, 2007, 2008 and 2009 is presented in “Reconciliation of Total Cash Costs and Total Production Costs to Financial Statements”.

(3)	Audited.

For additional operating data for us for each of the three years ended December 31, 2007, 2008 and 2009, please refer to Item 4 of our 2009 Form 20-F, which is incorporated by reference in this prospectus supplement.

Summary Financial Data

The summary financial information set forth below for the years ended December 31, 2007, 2008 and 2009 and as at December 31, 2008 and 2009 has been derived from, and should be read in conjunction with, the US GAAP financial statements included in our 2009 US GAAP Results Release incorporated by reference in this prospectus supplement. The summary financial information as at and for the years ended December 31, 2005 and 2006 and as at December 31, 2007 has been derived from the US GAAP financial statements not included or incorporated by reference herein. The summary financial information as at and for the six months ended June 30, 2009 and 2010 and as at June 30, 2010 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated US GAAP financial statements included in our 2010 Second Quarter Report incorporated by reference in this prospectus supplement, which condensed consolidated financial statements management believes include all adjustments necessary for a fair presentation of the results of operations and financial condition for those periods and which do not include a full set of related notes, as would be required under US GAAP for annual financial statements.

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007(1)	2008(2)	2009	2009	2010
						(Unaudited)	(Unaudited)
	(In $ millions, except per share amounts)

Consolidated statement of income
Sales and other income	2,485	2,715	3,095	3,730	3,954	1,501	2,406
Product sales(3)	2,453	2,683	3,048	3,655	3,784	1,441	2,370
Interest, dividends and other	32	32	47	75	170	60	36
Costs and expenses	2,848	2,811	3,806	4,103	4,852	1,148	2,312
Operating costs(4)	1,842	1,785	2,167	2,452	2,543	1,084	1,397
Royalties	39	59	70	78	84	36	58
Depreciation, depletion and amortization	593	699	655	615	615	285	336
Impairment of assets	141	6	1	670	8	—	19
Interest expense	80	77	75	72	123	57	67
Accretion expense	5	13	20	22	17	8	10
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(3)	(36)	10	(64)	10	(83)	16
Mining contractor termination costs	9	—	—	—	—	—	—
Non-hedge derivative loss/(gain)	142	208	808	258	1,452	(239)	409
(Loss)/income from continuing operations before income tax, equity income in affiliates and cumulative effect of accounting change	(363)	(96)	(711)	(373)	(898)	353	94
Taxation benefit/(expense)	121	(122)	(118)	(22)	33	(154)	(106)
Equity income/(loss) in affiliates	39	99	41	(149)	88	44	39

Net (loss)/income from continuing operations before cumulative effect of accounting change	(203)	(119)	(788)	(544)	(777)	243	27
Discontinued operations	(44)	6	2	23	—	—	—

Net (loss)/income	(247)	(113)	(786)	(521)	(777)	243	27
Net income attributable to noncontrolling interests	(23)	(29)	(28)	(42)	(48)	(13)	(23)
Cumulative effect of accounting change	(22)	—	—	—	—	—	—

Net (loss)/income — attributable to AngloGold Ashanti Limited	(292)	(142)	(814)	(563)	(825)	230	4

(Loss)/income from continuing operations	(248)	(148)	(816)	(586)	(825)	230	4
Discontinued operations	(44)	6	2	23	—	—	—

Net (loss)/income — attributable to AngloGold Ashanti Limited	(292)	(142)	(814)	(563)	(825)	230	4

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007(1)	2008(2)	2009	2009	2010
						(Unaudited)	(Unaudited)
	(In $ millions, except per share amounts)

Other financial data
Basic (loss)/income per ordinary share (in $)(5)
From continuing operations	(0.85)	(0.54)	(2.93)	(1.86)	(2.30)	0.65	0.02
Discontinued operations	(0.17)	0.02	0.01	0.07	—	—	—

Before cumulative effect of accounting change	(1.02)	(0.52)	(2.92)	(1.79)	(2.30)	0.65	0.02
Cumulative effect of accounting change	(0.08)	—	—	—	—	—	—

Net (loss)/income — attributable to AngloGold Ashanti Limited ordinary stockholders	(1.10)	(0.52)	(2.92)	(1.79)	(2.30)	0.65	0.02

Diluted (loss)/income per ordinary share (in $)(5)
From continuing operations	(0.85)	(0.54)	(2.93)	(1.86)	(2.30)	0.64	0.02
Discontinued operations	(0.17)	0.02	0.01	0.07	—	—	—

Before cumulative effect of accounting change	(1.02)	(0.52)	(2.92)	(1.79)	(2.30)	0.64	0.02
Cumulative effect of accounting change	(0.08)	—	—	—	—	—	—

Net (loss)/income — attributable to AngloGold Ashanti Limited ordinary stockholders	(1.10)	(0.52)	(2.92)	(1.79)	(2.30)	0.64	0.02

Dividend per ordinary share (cents)	56	39	44	13	13	5	10

	As at December 31,					As at June 30,
	2005	2006	2007(1)	2008(2)	2009	2010
						(Unaudited)
	(In $ millions, except share amounts)

Consolidated balance sheet data
Cash and cash equivalents and restricted cash	204	482	514	585	1,112	880
Other current assets	1,197	1,394	1,599	2,328	1,646	1,591
Property, plant and equipment, and acquired properties, net	6,439	6,266	6,807	5,579	6,285	6,235
Goodwill and other intangibles, net	550	566	591	152	180	170
Materials on the leach pad (long-term)	116	149	190	261	324	307
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	607	656	680	546	1,115	1,086

Total assets	9,113	9,513	10,381	9,451	10,662	10,269

Current liabilities	1,874	2,467	3,795	3,458	4,475	3,195
Provision for environmental rehabilitation	325	310	394	302	385	393
Deferred taxation liabilities	1,152	1,275	1,345	1,008	1,171	1,145
Other long-term liabilities, and derivatives	2,539	2,092	2,232	1,277	1,186	2,123
Equity(6)	3,223	3,369	2,615	3,406	3,445	3,413

Total liabilities and equity	9,113	9,513	10,381	9,451	10,662	10,269

Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	10	10	12	12	12
Number of ordinary shares as adjusted to reflect changes in capital stock	264,938,432	276,236,153	277,457,471	353,483,410	362,240,669	362,752,860
Net assets	3,223	3,369	2,615	3,406	3,445	3,413

(1)	Includes the acquisition of 15% minority interest acquired in the Iduapriem and Terebie mine with effect from September 1, 2007.

(2)	2008 results include the acquisition of the remaining 33% shareholding in the Cripple Creek & Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years.

(3)	Product sales represent revenue from the sale of gold.

(4)	Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(5)	The calculations of basic and diluted loss per ordinary share are described in note 9 to our consolidated financial statements included in our 2009 US GAAP Results Release. Amounts reflected exclude E ordinary shares.

(6)	Includes noncontrolling interests.

For further information regarding footnotes (1) and (2) see “Item 4A. History and Development of the Company” in our 2009 Form 20-F.

THE OFFERING

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

Issuer	AngloGold Ashanti Holdings Finance plc.

Guarantor	AngloGold Ashanti Limited.

Amount of Bonds Offered	$686,162,400 aggregate principal amount (or $789,086,750 aggregate principal amount if the underwriters exercise their over-allotment option in full) of 6.00% mandatory convertible subordinated bonds due 2013. The bonds will initially be convertible into a maximum of 15,773,913 ADSs (or a maximum of 18,140,000 ADSs in total if the underwriters exercise their over-allotment option in full).

Guarantee	We have fully and unconditionally guaranteed, on a subordinated basis, the performance and full and punctual payment of all of Holdings Finance’s obligations under the indenture and the bonds, whether for delivery of ADSs or for payment of interest or any other amounts that may become due and payable in respect of the bonds.

Ranking

Bonds	The bonds will be unsecured and will be subordinated in right of payment to all of the existing and future senior indebtedness of Holdings Finance (including its 3.50% guaranteed convertible bonds due 2014) and senior in right of payment to all of the existing and future share capital of Holdings Finance.

Guarantee	The guarantee will be unsecured and will be subordinated to all of our existing and future indebtedness.

Upon our liquidation, dissolution or winding up, the claims of the holders of bonds under the guarantee will be subordinated to other claims against our assets as follows:

• with respect to principal, a holder of bonds shall be entitled to participate in the liquidation of our proceeds to the same extent as a holder of a number of our ordinary shares equal to the number of ordinary shares underlying the ADSs the holder of bonds would have received upon conversion of such bonds at the maximum conversion rate; and

• with respect to the payment of interest, including deferred interest and additional amounts under the bonds and any make-whole or present value payment for future interest, the holder’s claim for such amounts will rank (i) junior to all indebtedness of, and guarantees of indebtedness by, us; (ii) senior to all of our guarantees in respect of share capital issued by our subsidiaries; and (iii) senior to all of our share capital.

Initial Offering Price	$50 per bond.

Principal Amount	$50 per bond.

Interest Rate	The bonds will bear interest at a rate of 6.00% annually from September 22, 2010, based on a 360-day year of twelve 30-day months.

Interest Payment Dates	Interest will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2010.

Deferral of Interest Payments	Holdings Finance may elect to defer interest payments, in which case the deferred interest will accrue interest at the stated interest rate, as described under “Description of Bonds — Deferral of Interest Payments.”

Redemption	The bonds are not redeemable by Holdings Finance prior to the stated maturity date. See “Description of Bonds — Early Conversion at Holdings Finance’s Option.”

Stated Maturity Date	September 15, 2013, subject to postponement in limited circumstances.

Mandatory Conversion	On the stated maturity date, each bond will automatically convert into a number of ADSs, each currently representing one of our ordinary shares, equal to the sum of the daily conversion amounts over a twenty consecutive trading day observation period beginning on the 25th scheduled trading day immediately preceding September 15, 2013.

The daily conversion amount for each trading day of the observation period will be calculated as follows:

(i) if the daily VWAP (as defined under “Description of Bonds — Mandatory Conversion” below) of our ADSs on such trading day is equal to or greater than approximately $54.375 (the “threshold appreciation price”), then the daily conversion amount per bond will equal 1/20th of the minimum conversion rate;

(ii) if the daily VWAP of our ADSs on such trading day is less than the threshold appreciation price but greater than approximately $43.50 (the “initial price”), then the daily conversion amount per bond will equal $2.50 divided by the daily VWAP on such trading day; and

(iii) if the daily VWAP of our ADSs on such trading day is less than or equal to the initial price, then the daily conversion amount per bond will equal 1/20th of the maximum conversion rate.

“Minimum conversion rate” means 0.91954 ($50.00 divided by the threshold appreciation price).

“Maximum conversion rate” means 1.14943 ($50.00 divided by the initial price).

Conversion at the Option of the Holder	Holders of the bonds have the right to convert their bonds, in whole or in part, at any time from the optional conversion commencement date (as defined below) until the 25th scheduled trading day immediately preceding September 15, 2013 at the minimum conversion rate of 0.91954 ADSs per bond, subject to adjustment as described under “Description of Bonds — Conversion Rate Adjustments” below.

Optional conversion commencement date means the earlier of (i) 90 calendar days following the first original issuance date of the bonds and (ii) the date (the “approval date”) on which our shareholders shall have approved in a general meeting the issue of ordinary shares by us upon an exercise of conversion rights under the bonds and placed a sufficient number of ordinary shares under control of our directors as a specific authority for that purpose.

In addition to the number of ADSs issuable upon such conversion, each holder that elects to convert its bonds early as described in the second immediately preceding paragraph at the minimum conversion rate will have the right to receive an amount payable in cash equal to any deferred interest through the interest payment date immediately preceding the date of the optional conversion as described under “Description of Bonds — Conversion at the Option of the Holder” below.

Early Conversion at Holdings Finance’s Option	The bonds may be converted into ADSs at the option of Holdings Finance, in whole but not in part, at any time after the approval date and on or before the 25th scheduled trading day immediately preceding September 15, 2013, upon not less than 20 scheduled trading days’ nor more than 30 scheduled trading days’ prior notice to the holders of the bonds. Upon such early conversion, a holder of the bonds shall receive (i) a number of ADSs per bond equal to the maximum conversion rate (and cash in lieu of any fractional ADS); (ii) an amount of cash equal to any accrued and unpaid interest (including any deferred interest) on the bonds to, but excluding, the date of conversion; and (iii) an amount of cash equal to the present value of all remaining interest payments on the bonds, including the interest payment due on September 15, 2013 (but excluding any accrued interest to the date of conversion).

Conversion Upon Fundamental Change	If a fundamental change (as defined under “Description of Bonds — Conversion Upon Fundamental Change”) occurs at any time after the initial issuance of the bonds up to, and including, the 25th scheduled trading day immediately preceding September 15, 2013, then, regardless whether shareholder conversion approval (as defined below) has been obtained, holders will be permitted to convert their bonds at any time during the period beginning on, and including, the effective date of such fundamental change (the “effective date”) and ending on, but excluding, the earlier of (i) September 15, 2013 and (ii) the date that is 20 business days after the effective date at the conversion rate determined as described under “Description of Bonds — Conversion Upon Fundamental Change”, plus accrued and unpaid interest (including any deferred interest) to, but excluding, the date of conversion payable in cash, plus the present value of all remaining interest payments on the bonds, including the interest payment due on September 15, 2013 (but excluding any accrued interest to the date of conversion) payable in cash.

Automatic Cash Settlement; Cash True-Up in Certain Circumstances	Until our shareholders in a general meeting shall have approved the issue of ordinary shares by us upon an exercise of conversion rights under the bonds and placed a sufficient number of ordinary shares under control of our directors as a specific authority for that purpose (the “shareholder conversion approval”), the bonds are subject to automatic cash settlement as described under “Description of Bonds — Automatic Cash Settlement; Cash True-Up in Certain Circumstances.” Once we obtain shareholder conversion approval, Holdings Finance will promptly notify the trustee that automatic cash settlement will no longer apply.

The shareholder conversion approval will be in respect of the maximum number of ordinary shares underlying ADSs deliverable upon conversion of the bonds, without giving effect to any conversion rate adjustments. In the event that, following shareholder conversion approval, a fundamental change or conversion rate adjustment causes the maximum number of ADSs deliverable upon conversion of all then-outstanding bonds to exceed the number of ADSs that can be issued upon the deposit of the then-remaining ordinary shares we have reserved for such purpose, then upon any subsequent conversion, Holdings Finance may satisfy its obligation to deliver ADSs upon such conversion by delivering a combination of ADSs and a true-up cash amount determined as described under “Description of Bonds — Automatic Cash Settlement; Cash True-Up in Certain Circumstances.”

Conversion Rate Adjustments	The minimum conversion rate and the maximum conversion rate are referred to as the fixed conversion rates. Each of the fixed conversion rates, the threshold appreciation price and the initial price will be adjusted in certain events but will not be adjusted for accrued and unpaid interest on the bonds. See “Description of Bonds — Conversion Rate Adjustments.”

Voting Rights	Holders of the bonds will have no voting rights.

Events of Default	Certain events of default applicable to the bonds are described in detail under the heading “Description of Debt Securities — Events of Default” in the accompanying prospectus, and certain additional events of default applicable to the bonds are described in this prospectus supplement under “Description of Bonds — Events of Default.” Upon a default and acceleration of the bonds, to the extent permitted by law, the bonds will automatically convert into ADSs at the maximum conversion rate and the holders thereof shall be entitled to receive an amount in cash equal to accrued and unpaid interest (including any deferred interest) to, but excluding, the date of acceleration, plus the present value of all remaining interest payments on the bonds, including the interest payment due on September 15, 2013 (but excluding any accrued interest to the date of conversion).

Use of Proceeds	We intend to use the net proceeds from this offering and the net proceeds from the concurrent Equity Offering, together with funds drawn from our existing credit facilities, to effectively eliminate our gold hedging position while maintaining a strong balance sheet to fund our development projects and exploration initiatives, as described under “— Hedge Book Reduction” and “— Strategy — Growing the Business,” respectively.

Listing	Holdings Finance will apply to list the bonds on the New York Stock Exchange.

Book-entry, delivery and form	The bonds will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC. You will hold beneficial interests in the bonds through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. Certificated bonds will not be issued except in certain limited circumstances.

Delayed Settlement Cycle	The underwriters expect that delivery of the bonds will be made against payment therefor on the settlement date specified on the cover page of this prospectus supplement, which will be the fifth business day following the pricing of the bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the pricing date or the immediately following business day will be required, by virtue of the fact that the bonds initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Concurrent Offering	Concurrently with this offering of bonds, under a separate prospectus supplement, we are offering 15,773,914 ordinary shares (or 18,140,000 ordinary shares in total if the underwriters of that offering exercise their over-allotment option with respect to that offering in full), whether in the form of ordinary shares or ADSs, in a public offering. Neither the completion of this offering nor of the Equity Offering will be contingent on the completion of the other.

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the bonds being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 16 in our 2009 Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our results of operations and our financial condition as a result of factors that impact the gold mining industry generally

Commodity market price fluctuations could adversely affect the profitability of our operations.

Our revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond our control. For example, the market price of gold may fluctuate for a variety of reasons, including:

•	speculative positions taken by investors or traders in gold;

•	changes in the demand for gold as an investment;

•	changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

•	changes in the supply of gold from production, disinvestment, scrap and hedging;

•	financial market expectations regarding the rate of inflation;

•	strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

•	changes in interest rates;

•	actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

•	gold hedging and de-hedging by gold producers;

•	global or regional political or economic events; and

•	the cost of gold production in major gold producing countries.

The market price of gold has recently experienced significant volatility. During 2009, the gold price traded from a high of $1,226.10 per ounce to a low of $801.65 per ounce. On September 13, 2010, the afternoon fixing price of gold on the London Bullion Market was $1,243.75 per ounce.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change our dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on our operating results. For example, a 1% strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under IFRS of nearly $5 per ounce or approximately 1% of our total cash costs. The impact on cash costs determined under US GAAP may be different.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. We have no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, reaching a high of $88.37 per barrel and a low of $65.99 per barrel in the first half of 2010 as compared to an all-time high oil price of $145.11 per barrel on July 11, 2008. We have estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all our operations increases by about $0.50 per ounce with the cash costs of certain of our mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently. For example, the price of flat HRC (North American Domestic FOB) steel reached a high of $763 per ton and a low of $639 per ton in the first half of 2010 as compared to an all time high price of $1,240 per ton during May 2008.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases, and power fluctuations and stoppages, could adversely affect our results of operations and our financial condition.

Our mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of our operations.

In South Africa, our operations are substantially dependent on electricity supplied by Eskom, the state-owned utility. Eskom and the National Energy Regulator of South Africa, or the NERSA, continue to recognize the need for new supply capacity and a series of tariff increases and proposals have been tabled. In the third quarter of 2009, Eskom applied to NERSA for a tariff review to obtain an additional 45% increase annually for the next three years, which was later reduced to 35% annually for three years. On February 24, 2010, NERSA approved an increase of about 25% per year for three years and as energy prices represent a large portion of our operating costs in South Africa, the resulting increases are having an adverse impact on the cash costs of our South African operations.

In addition, generating capacity was severely impaired in early 2008 when Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, we, along with other mining companies with South African operations, were forced temporarily to suspend mining operations at our South African mines. We have since implemented various initiatives at our South African mines to reduce our electrical power demand. As a result of these initiatives, our South African mines continue to work at full capacity while drawing approximately 85% of the power consumption that we drew prior to 2008. We cannot give assurance that power supply to our South African operations will not experience future interruptions as the South African economic situation further improves, thereby potentially increasing the demand on the national grid system in South Africa.

In Ghana, our operations depend on hydroelectric power supplied by the Volta River Authority, or the VRA, an entity controlled by the government of Ghana which is supplemented by thermal power from the Takoradi plant as well as the smaller unit recently commissioned at Tema. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage our equipment. The VRA has in the past also obtained power from neighboring Côte d’Ivoire, which has intermittently experienced some political instability and civil unrest.

From January 2009, and after negotiation, Ghana increased electricity charges at Obuasi from 9.2 to 9.3 US cents per kilowatt hour and at Iduapriem from 9.2 to 10.2 US cents per kilowatt hour. Even though these rates are expected to remain at these levels in the short term, they could be impacted by any significant spike in the crude oil price given the country’s dependence on light crude oil for firing the thermal power plants. The power tariffs in Ghana are currently under review. If this review and related negotiations are concluded resulting in an increase in these power tariffs, this could have a negative impact upon the operating costs and cash flow of our Ghanaian operations.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and we have suffered resulting production losses as a result of equipment failure.

Global economic conditions could adversely affect the profitability of our operations.

Our operations and performance depend significantly on worldwide economic conditions. During 2009, following the global financial crisis that had severe negative impacts upon banking systems, financial institutions and financial and credit markets, general economic indicators continued to deteriorate, including declining consumer sentiment and business confidence, increased unemployment, reduced levels of capital expenditure, ongoing disruption in financial and credit markets and uncertainty regarding corporate earnings. In recent months, certain indices and economic data have shown some signs of improvement and stabilization. However, there can be no assurance that these improvements will be broad-based or sustainable and how they will affect the markets relevant for us remains uncertain.

A continuation of the global economic downturn may have follow-on effects on our business. For example:

•	the insolvency of key suppliers could result in a supply chain break-down;

•	the failure or potential failure of hedging and derivative counterparts and other financial institutions may negatively impact our results of operations and our financial condition;

•	other income and expense could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments and impairment charges may be incurred with respect to our investments;

•	other amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them;

•	our defined benefit pension fund may not achieve expected returns on its investments, which could require us to make substantial cash payments to fund any resulting deficits; and

•	the reduced availability of credit may make it more difficult for us to obtain, or may increase the cost of obtaining, finance for our operations.

In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the value of the market value of our securities.

Inflation may have a material adverse effect on our operational results.

Most of our operations are located in countries that have experienced high rates of inflation during certain periods.

Since we are unable to influence the market price at which we sell gold it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon our results of operations and our financial condition.

While none of our operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved following the completion of the relevant feasibility studies. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

•	future gold, other metal and uranium prices;

•	future foreign currency exchange rates;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;

•	anticipated capital expenditure and cash operating costs; and

•	the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, consumed in mining activities and credits from byproducts, such as silver and uranium.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include:

•	timing and cost of the construction of mining and processing facilities, which can be considerable;

•	availability and cost of skilled labor, power, water and transportation facilities;

•	availability and cost of appropriate smelting and refining arrangements;

•	need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

•	availability of funds to finance construction and development activities.

The cost, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects.

Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Our operating results and financial conditions are directly related to the success of our project developments. A failure in our ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect our results of operations and our financial condition and prospects.

We face uncertainty and risks in our exploration, feasibility studies and other project evaluation activities.

Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. We undertake feasibility studies to estimate the technical and economic viability of mining projects, including the determination of appropriate mining methods and metallurgical recovery processes to mine and extract gold from the ore. These activities are undertaken in order to estimate the ore reserve.

Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

•	future metal and other commodity prices;

•	future foreign currency exchange rates; and

•	the required return on investment as based upon the costs and availability of capital.

Feasibility studies also include activities to estimate:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold, uranium and other metals from the ore; and

•	anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Ore reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous ore reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous ore reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.

We undertake annual revisions to our ore reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic assumptions. These factors may result in reductions in our ore reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base. Ore reserve restatements could negatively affect our results, financial condition and prospects, as well as our reputation.

The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. We therefore face intense competition for the acquisition of attractive mining properties. From time to time, we evaluate the acquisition of ore reserve, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserve, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and our operations and how these factors may change in the future. Other than historical operating results, all of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserve.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new ore reserve or operations. Our operating results and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace or increase existing ore reserve. If we are not able to maintain or increase our reserves, our results of operations and our financial condition and prospects could be adversely affected.

We face many risks related to our operations that may adversely affect our cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, our ability to produce gold and meet our production targets. These events include, but are not limited to:

•	environmental hazards, including discharge of metals, pollutants or hazardous chemicals; industrial accidents;

•	underground fires;

•	labor disputes;

•	activities of illegal or artisanal miners;

•	mechanical breakdowns;

•	electrical power interruptions;

•	encountering unexpected geological formations;

•	unanticipated ground conditions;

•	ingresses of water;

•	process water shortages;

•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;

•	fall-of-ground accidents in underground operations;

•	failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;

•	legal and regulatory restrictions and changes to such restrictions;

•	safety-related stoppages;

•	seismic activity; and

•	other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. For example, seismic activity at Savuka in 2009 led to damage to the shaft infrastructure, which contributed to a decline in production in 2009 and production is currently suspended pending consideration of the best way to access the ore body. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or injury to, employees and contractors.

Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on our results of operations and our financial condition.

We are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are designed to improve and to protect the safety and health of employees.

From time to time, new health and safety laws and regulations, or amendments to existing health and safety laws and regulations, are introduced in the jurisdictions in which we operate. Should compliance with new standards require a material increase in expenditure or material interruptions to our operations or production, including as a result of any temporary failure to comply with applicable regulations, our results of operations and our financial condition could be adversely affected. For example, in South Africa the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents that have occurred at those operations and certain of our operations have been temporarily suspended for this reason in the past.

In addition, our reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on our results of operations and financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate, and are subject to extensive environmental laws and regulations.

As a result of public concern about the perceived ill effects of economic globalization, business generally and large multinational corporations, such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

The location of existing and proposed mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our results of operations.

We are subject to the above factors at certain of our existing and proposed mining sites and at all of our exploration sites.

Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers’ ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been, and is expected to continue to be, significant.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions we make to estimate liabilities, or if unanticipated conditions arise at our operations, including any temporary failure to comply with regulations, standards or operating procedures requiring our operations to be suspended, our expenses and provisions would increase and our rate of production and revenue could be adversely impacted. If material, these expenses and provisions could adversely affect our results of operations and our financial condition.

Mining companies are required by law to close their operations, and rehabilitate the lands that they mine, at the end of the life of the mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect our asset values, earnings and cash flows.

Compliance with emerging climate change regulation could result in significant costs to us, and climate change may present physical risks to our operations.

Greenhouse gases, or GHGs, are emitted directly by our operations and indirectly as a result of the consumption of electricity purchased from external utilities. Emissions from electricity consumption are indirectly attributable to our operations. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which we operate. These measures could result in requirements for us to reduce our direct and indirect GHG emissions. For example:

•	Currently, the Australian parliament is debating the introduction of the Carbon Pollution Reduction Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. We may be required under this scheme to purchase allowances for emissions starting in 2011. We are already required to report our GHG emissions to the Australian government under the National Greenhouse and Energy Reporting Act;

•	The South African government has announced a climate change policy process culminating in the publication of a white paper in 2011, with GHG legislation likely to be enacted in thereafter. It is possible this legislation will cap national emissions and introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax;

•	A number of climate change bills have been introduced in the United States Congress but the likely impact on us remains unclear, as no legislation has yet been finalized. In May 2010, the US Environmental Protection Agency finalized rules under the existing US Clean Air Act, that in some instances will require the installation of best available control technology to control GHGs from large emitters; and

•	In Brazil, the National Plan for Climate Change was enacted in December 2008 aiming to reduce deforestation, the main cause of Brazil’s GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies request companies to voluntarily submit GHG emissions management plans.

Some of these measures already result in increased compliance costs for our power suppliers and are passed through to us in the form of price increases. For instance, in South Africa since 2009, we pay a levy of ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in the future in South Africa or other countries, which could result in a significant increase in our costs.

In addition, our operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks onsite. In addition, such events or conditions could have adverse effects such as increased disease prevalence in our workforce and in communities in close proximity to our operations.

Mining operations and projects are vulnerable to supply chain disruption and our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, we and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and we have experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

We and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to us, or we could at times face limited supply or increased lead time in the delivery of such items.

Our procurement policy is to only source our mining and processing equipment and consumables from suppliers that meet our corporate values and ethical standards. In certain locations where a limited number of suppliers meet these standards, this places further strain upon our supply chain, thereby increasing our cost of supply and time of delivery.

If we experience shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, our results of operations and our financial condition could be adversely affected.

Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, we capitalize the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact our reported results should the adopted interpretation differ from the position followed by us.

Risks related to our results of operations and our financial condition as a result of factors specific to us and our operations

We also face many specific risks related to our operations that may affect our cash flows and overall profitability.

We use gold hedging instruments and have entered into long-term sales contracts, which may prevent us from realizing potential gains resulting from subsequent commodity price increases in the future.

We have used gold hedging instruments to hedge the selling price of some of our anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, we have been reducing our hedge commitments through hedge buy-backs (limited to non-hedge derivatives until 2008), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, we have, and expect to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.

We continue to hold gold hedging instruments to hedge the selling price of a portion of our anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

During 2009, we continued executing our strategy to reduce our outstanding gold derivatives position, which resulted in our decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009 and the first half of 2010, reduced the total committed ounces from 5.99 million ounces as at December 31, 2008 to 3.22 million ounces as at June 30, 2010 and 2.72 million ounces as at September 14, 2010.

Although the hedge restructurings and reductions referred to above have significantly reduced our hedge book, the current gold price results in a gap between the spot price and our received price of gold for ounces still hedged, and this may continue as we close out our existing hedge positions.

We face risks and uncertainties in the execution of our planned gold hedge restructuring.

Through the planned gold hedge restructuring, we intend to effectively eliminate our residual gold hedging position by early 2011, including by procuring early settlement of existing contracts that mature beyond 2010 in addition to purchasing off-setting derivatives and to settling contracts already due to mature. However, the exact nature and extent and execution of the gold hedge restructuring will depend upon the successful completion of this offering and the Equity Offering. The execution of the gold hedge restructuring will also depend or be affected by our ability to obtain consents from certain of our hedge counterparties, shareholder approval for the issuance of our ordinary shares underlying the ADSs issuable upon conversion of the bonds, the consent of our lenders under our revolving credit facility to amend the financial covenants such that the principal amount of the bonds is not treated as debt and the fair value adjustments of the bonds are not included in the calculation of EBITDA for purposes of the financial covenants, as well as prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices, exchange rates and other relevant economic factors. Should these conditions become unfavorable at any stage during the restructuring, this may delay or frustrate the implementation of the restructuring. In addition, should the outlook for gold prices, exchange rates and other economic factors materially change, it is possible that our plans for the execution of the gold hedge restructuring may be modified so as to minimize the adverse impact from such changes or maximize the benefits from them. If we are not able to successfully execute the planned gold hedge restructuring then we will be prevented from fully participating in higher gold prices should they continue to prevail.

Our mining rights in the countries in which we operate could be altered, suspended or cancelled for a variety of reasons, including if we breach our obligations in respect of our mining rights.

Our rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should we breach our obligations in respect of the acquisition of these rights.

In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization. Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If we are not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue our operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting our ownership of our mineral rights, or our right to prospect or mine were to change materially, our results of operations and our financial condition could be adversely affected.

In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, or the Mining

Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15% ownership by historically disadvantaged South Africans, or “HDSAs”, of its South African mining assets by May 2009, and 26% ownership by May 2014, and achieves participation by HDSAs in various other aspects of management.

We believe that we have made significant progress towards meeting the requirements of the Mining Charter, the scorecard and our own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. We will incur expenses in giving further effect to the Mining Charter and the scorecard.

The Mining Charter provides that it should be reviewed five years after becoming law. The outcome of the first phase of the review was made public in June 2010 and the outcome of the final review was made public in September 2010. According to the Mining Charter review, we are in compliance with the Mining Charter’s requirements relating to ownership by HDSAs of our mining assets and currently we are in compliance with the Mining Charter’s requirements relating to, among others, human resource development, mine community development, and sustainable development and growth. Whilst we are in compliance with the Mining Charter’s ownership targets to be achieved by May 2014, we must make further progress to achieve future targets set under the Mining Charter, in particular, further participation by HDSAs in various aspects of management, the upgrade of housing and accommodation at our mines, further human resource development, further mine community development, further sustainable development and growth and further procurement and enterprise development, certain of which are also included under the Code and Standard, as defined and discussed below and which targets must also be achieved by May 2014. We expect to be in compliance with these provisions by May 2014.

As required by the South African Mineral and Petroleum Resources Development Act, or the “MPRDA”, the Minister of Mineral Resources published a Code of Good Practice for the Minerals Industry, or the Code, and the Housing and Living Conditions Standard, or the Standard, in April 2009. The Code was developed to create principles which would facilitate the effective implementation of minerals and mining legislation and enhance the implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA. It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organized labor and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with the amendments to the Mining Charter that have resulted from its review. Details of the final Code and Standard are currently uncertain.

Our mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, we breach our obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. We have a policy of evaluating, minimizing and addressing the environmental consequences of our activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with our South African operations in light of applicable requirements.

We may experience unforeseen difficulties, delays or costs in successfully implementing our business strategy, and our strategy may not result in the anticipated benefits.

The successful implementation of our business strategy depends upon a number of factors, including factors that are outside our control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend on the successful implementation of our existing and proposed project development initiatives and continued exploration success as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. We cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of our business strategy, or that our strategy will result in the anticipated benefits.

Our level of indebtedness could adversely affect our business.

As at June 30, 2010, we had gross borrowings of approximately $1.7 billion. In this offering, AngloGold Ashanti Holdings Finance plc, our indirect wholly-owned subsidiary, is offering up to $686,162,400 aggregate principle amount (or $789,086,750 aggregate principal amount if the underwriters exercise their over-allotment option in full) of bonds, which we will guarantee on a subordinated basis.

Our indebtedness could have adverse effects on our flexibility to do business. For example, we may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of our borrowing facilities from our banks, we are obliged to meet certain financial and other covenants. Our ability to continue to meet these covenants will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other factors, certain of which are beyond our control.

Under our revolving credit facility, we are required not to exceed a specified net debt to EBITDA ratio (as defined in the facility). The issuance of the bonds and the use of the proceeds thereof will increase our net debt, as the bonds will be treated as debt for this purpose, and make our EBITDA (defined by reference to our IFRS financial statements for purposes of the financial covenants in our revolving credit facility) more volatile as we will be required to record future changes in the fair value of the option component of the Mandatory Convertible Bonds, which could be material, in our IFRS income statement.

We intend to seek the consent of our lenders under the revolving credit facility to amend the financial covenants such that the principal amount of the bonds is not treated as debt and the fair value adjustments of the bonds are not included in the calculation of EBITDA for purposes of the financial covenants. If we fail to obtain such consent, the exact nature and extent of, and our ability to execute, the gold hedge restructuring, our capacity to incur indebtedness and our ability to fund our development projects and exploration initiatives, or spend cash on hand, may be materially affected or we may be required to refinance our revolving credit facility.

Should the cash flow from operations be insufficient, we could breach our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We expect to have significant financing requirements.

Our development projects and exploration initiatives, including the Mponeng Ventersdorp Contact Reef Projects in South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project at Cripple Creek & Victor in the United States and the heap leach project at Cerro Vanguardia in

Argentina and, if approved, the development of Tropicana in Australia, La Colosa in Colombia, the Kibali gold project and the Mongbwalu project in the DRC, the Mponeng CLR project and project Zaaiplaats in South Africa, the Cerro Vanguardia underground mining project in Argentina, the Nova Lima Sul project in Brazil, the Sadiola Deeps project in Mali as well as various other greenfields and brownfields exploration projects and feasibility studies, will require significant funding. We estimate that these growth initiatives will require project capital expenditure (excluding stay in business and ore reserve development capital expenditure) of approximately $2,450 million over the next three years. Our capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond our control, and therefore our actual future capital expenditure and investments may differ significantly from their current planned amounts. Our operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects as well as our operating performance and available headroom under our credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, our operational performance and operating cash flow and debt position, among other factors. Our ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, our prevailing credit rating, which may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities, retire or service our outstanding debt and pay dividends could be significantly constrained, all of which could adversely affect our results of operations and our financial condition.

If our shareholders do not approve the issuance of ordinary shares underlying the ADSs issuable upon conversion of the bonds, the bonds will be subject to automatic cash settlement.

If our shareholders do not approve the issuance of the ordinary shares underlying the ADSs issuable upon conversion of the bonds, the bonds will be subject to automatic cash settlement. Cash settlement of the bonds will require significant cash reserves, which could further constrain our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities, retire or service our outstanding debt and pay dividends, all of which could adversely affect our results of operations and our financial condition.

Furthermore, the rating agencies that rate us may revise our credit rating outlook from “stable” to “negative watch” as a result of the need to convene shareholder meeting to obtain the approval of the shareholders to allot and issue our shares upon the conversion of the Mandatory Convertible Bonds and may take further rating action, including a downgrade, if we fail to obtain such shareholder approval.

We do not operate two of our significant joint venture projects. If the operators of these projects do not perform effectively and efficiently, our investment in these projects could be adversely affected and/or our reputation could be harmed.

Our joint ventures at Morila in Mali and at Kibali in the DRC are operated by our joint venture partners. While we provide strategic management and operational advice to our joint venture partners in respect of these projects, we cannot ensure that these projects are operated in compliance with the standards that we apply in our other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, our investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm our reputation.

Our mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact our operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis. Furthermore, we have at times experienced strained relationships with some of the communities in which we operate. This could have an adverse impact upon our results of operations.

In December 2008, the National Council for Democracy and Development, or “CNDD”, seized power in Guinea after the death of the country’s long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on December 27, 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee’s review process has not yet commenced and we are currently unable to predict the timing and outcome of the committee’s examination. Pursuant to the direction of president Moussa Dadis Camara or his ministers, production at our Siguiri mine in Guinea and the export of gold from Guinea were temporarily interrupted during 2009, following a demand by the government to cash settle our environmental provisions. Production at the Siguiri mine resumed after we made a partial payment against our environmental provisions to the government of Guinea. We cannot give any assurance that future stoppages of this nature may not occur, or that further payments in advance of future liabilities will not be demanded by the government of Guinea. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine. On December 3, 2009, president Moussa Dadis Camara was shot in an apparent assassination attempt and subsequently signed a transition agreement allowing for the end of military rule, presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed while elections are held. A first round of elections was held but, as a clear winner did not emerge, a second round of elections will take place at a date which is yet to be announced. President Moussa Dadis Camara has ruled himself out of running the presidential elections and the key figures in Guinea’s military hierarchy have all publicly vowed their support for the end to military rule. It is not certain what impact any future political instability in Guinea may have on our ability to manage and operate our mining operations in Guinea.

In Guinea, Mali and Tanzania, we are due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have other outstanding assessments and unresolved tax disputes in a number of countries, including Brazil, Argentina and Ghana. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition. We may also be impacted by the outcome of elections in jurisdictions in which we have operations and ancillary political processes leading up to elections. We expect elections to occur in Tanzania in 2010, in the DRC in 2011 and in South Africa in 2014.

In February 2010, we and other mining companies operating in Ghana received notice that the government of Ghana was considering a review and various amendments to the Ghanaian mining fiscal regime. We have indicated to the government of Ghana that we substantially reject their proposals in light of the stability agreement we entered into with the government of Ghana in December 2003 and which was subsequently ratified by the parliament of Ghana in early 2004. If the government of Ghana prevails with its proposed amendment to the Ghanaian mining fiscal regime, then the royalties and income tax that we pay would increase significantly, which would have an adverse impact upon our results of operations in Ghana and our financial condition.

In May 2010, the government of Australia proposed a Resource Super Profit Tax, or “RSPT”, which would have required extractive industries, including the gold mining industry, to pay a tax of 40% on profits from Australian operations above certain levels determined by the government. Had the RSPT been implemented as proposed it would have had an adverse impact upon our financial results from our existing operations in Australia as well as from the Tropicana project when it becomes operational. However, in July 2010, the government of Australia proposed to replace the RSPT with the Mineral Resource Rent Tax, or “MRRT”, which will require companies to pay a tax of 30% on profits above certain levels determined by the government from the mining of iron ore and coal in Australia from July 1, 2012.

Should the government of Australia reintroduce the RSPT or extend the MRRT to the gold mining industry, or if similar “super profit” taxes are introduced in Australia or any other country in which we operate by governments seeking to capture a greater share of the economic benefits from their natural resources, our results of operations and financial position could be adversely affected.

Labor disruptions and/or increased labor costs could have an adverse effect on our results of operations and financial condition.

Our employees in South Africa, some South American countries, Ghana and Guinea are highly unionized. Trade unions therefore have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of our operations, particularly where the labor force is unionized. Labor disruptions may be used to advocate labor, political or social goals in the future. For example, labor disruptions may occur in sympathy with strikes or labor unrest in other sectors of the economy. Material labor disruptions could have an adverse effect on our results of operations and our financial condition.

As at December 31, 2009, approximately 67% of our workforce excluding contractors, or approximately 59% of our total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations among the National Union of Mineworkers, the United Associations of South Africa, or “UASA” (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. This two-year wage agreement was reached without resort to any industrial action. We have agreed to an increase that has a 9.7% impact on payroll costs for our South African operations in the first year and 1% above inflation, with a guaranteed minimum of 7.5%, in the second year. These wage increases were effective July 1, 2009. The next round of negotiations is expected to take place in 2011. We cannot give assurance that we will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.

As at December 31, 2009, approximately 11% of our workforce excluding contractors, or approximately 12% of our total workforce, was located in Ghana. In Ghana, a three-year wage agreement for the years 2009 to 2011, effective from January 1, 2009, was reached towards the end of 2009. We have agreed to increases that have a 10%, 12% and 12% impact on payroll costs for our Ghanaian operations for 2009, 2010 and 2011, respectively. The next round of negotiations is expected to take place in 2011. We cannot give assurance that we will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.

Labor costs represent a substantial proportion of our total operating costs, and in many operations, including our South African, Ghanaian and Tanzanian operations, is our single largest operating cost component. Any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

Certain factors may affect our ability to support the carrying amount of our property, plant and equipment, acquired properties, investments and goodwill on our balance sheet. If the carrying amount of our assets is not recoverable, we may be required to recognize an impairment charge, which could be significant.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We value individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs.

We use mining contractors at certain of our operations to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment, and contracting costs represent a significant proportion of the total operating costs of these operations. Our operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on our results of operations and financial condition.

We compete with mining and other companies for key human resources.

We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate our business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labor, we are also required to achieve employment equity targets of participation by HDSAs in management and other positions.

We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.

There can be no assurance that we will attract and retain skilled and experienced employees and, should we fail to do so or lose any of our key personnel, our business and growth prospects may be harmed and our results of operations and our financial condition could be adversely affected.

The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations in terms of employee welfare are noise induced hearing loss, or NIHL, occupational lung diseases, or OLD, which includes pulmonary and tuberculosis, or TB, in silica dust exposed individuals. We provide occupational health services to our employees at our occupational health centers and we continue to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on our results of operations and our financial condition.

The South African government, by way of a cabinet resolution in 1999, has proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, or ODMWA, that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act, or COIDA, that provides for compensation to non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). in addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of our employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

Mr. Thembekile Mankayi instituted a legal action against us in October 2006 in the South Gauteng High Court. Mr. Mankayi claimed approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by us. The case was heard and a judgment in the exception action was rendered on June 26, 2008 in our favor on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The appeal of Mr. Mankayi to the Supreme Court of Appeal of South Africa was dismissed. On August 17, 2010, Mr. Mankayi applied for leave to appeal to the Constitutional Court of South Africa, which is expected to permit or reject the application within four to six weeks from the date of the application. The Constitutional Court had previously found in another case that COIDA compensation is constitutional. If we are ultimately unsuccessful in defending this suit, we could be subject to numerous similar claims which could have an adverse effect on our financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the NUM, which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.

We face certain risks in dealing with HIV/AIDS, particularly at our South African operations, and with tropical disease outbreaks such as malaria, which may have an adverse effect on our results of operations.

AIDS and associated diseases remain the major health care challenge faced by our South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of our South African workforce that may be infected by HIV may be as high as 30%. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, we have offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, we began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, we commenced a rollout of the treatment to all eligible employees desiring it. As of December 2009, approximately 2,200 employees were receiving treatment using anti-retroviral drugs.

We do not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect our results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

Malaria and other tropical diseases pose significant health risks at all of our operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon our results of operations.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs and consequently could have an adverse impact upon our results of operations and our financial condition.

Regulation of over the counter (OTC) derivatives may adversely affect our financial condition and results of operations.

There is new legislation in the United States and there are proposals in the European Union to introduce laws and regulations that affect OTC derivatives, including rules that would increase collateralization and push many so-called standardized OTC derivatives into central clearing and exchange trading. This new or proposed legislation could:

•	adversely affect the costs of trading in derivatives, including for commodity, interest rate and foreign exchange hedging purposes;

•	adversely affect pricing and other terms on which dealers are prepared to offer derivative contracts;

•	adversely affect the ability of dealers to offer customized hedges to us;

•	adversely affect the use of derivatives for purposes other than pure hedging; or

•	increase the working capital required by non-financial firms using derivatives for hedging purposes or render uneconomical the use of derivatives for hedging purposes, thereby exposing non-financial firms to unhedgeable risks.

We make use of financial derivatives in our treasury activities, particularly for gold, interest rate and foreign exchange hedging, and as a result any of the foregoing could adversely affect our financial condition and results of operations.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that we believe to be reasonable depending upon the circumstances surrounding each identified risk. However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.

We may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond our control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The occurrence of events for which we are not insured may adversely affect our cash flows and overall profitability and our financial condition.

Risks related to the bonds, our ordinary shares and our ADSs

We and Holdings Finance are not required to make payments to you under the bonds or the guarantee of the bonds unless we first make other required payments.

The obligations of Holdings Finance under the bonds and our obligations under the guarantee of the bonds are subordinated as described under “Description of Bonds — Ranking”. In a liquidation, dissolution or winding up of Holdings Finance, the assets of Holdings Finance would be available to pay obligations under the bonds only after Holdings Finance has made all payments due on senior indebtedness, including its 3.50% guaranteed convertible bonds due 2014. In a liquidation, dissolution or winding up of us, (i) our assets would be available to pay claims with respect to interest on the bonds only after we have made all payments due on our indebtedness and guarantees of indebtedness and (ii) with respect to principal, a holder would be entitled to participate in the liquidation of our proceeds to the same extent as a holder of a number of ordinary shares equal to the number of our ordinary shares underlying the ADSs the holder would have received upon conversion of such bonds at the maximum conversion rate.

Sales of large quantities of our ordinary shares and ADSs, the perception that these sales may occur or other dilution of our equity could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings we make of our ordinary shares, ADSs, or securities exchangeable or exercisable for our ordinary shares or ADSs, or the perception in the market place that these sales might occur. We may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future. In addition, concurrently with this offering, we are offering an aggregate of 15,773,914 ordinary shares and ADSs (or 18,140,000 ordinary shares and ADSs in total if the underwriters of that offering exercise their over-allotment option with respect to that offering in full) in a public offering.

As part of this offering, we expect to issue $686,162,400 aggregate principal amount of bonds (or $789,086,750 aggregate principal amount if the underwriters exercise their over-allotment option in full) which are mandatorily convertible into ADSs (or, in certain circumstances, the cash value thereof), and as at July 31, 2010, up to 15,384,615 of our ADSs (representing up to 15,384,615 of our ordinary shares) were issuable upon conversion of $732,500,000 principal amount of guaranteed convertible bonds issued by Holdings Finance in May 2009. The conversion of the bonds or the guaranteed convertible bonds will dilute the ownership interest of our existing shareholders. In addition, the price of our ordinary shares or ADSs could also be negatively affected by possible sales of our ordinary shares or ADSs by investors who view the bonds as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our ordinary shares or ADSs as a result of the issuance of the bonds.

There may not be a liquid trading market for the bonds.

The bonds are a new issue of securities for which there is currently no trading market. We cannot assure you that a trading market for the bonds will develop or be maintained in the United States or elsewhere. If an active market for the bonds fails to develop or be sustained, the trading price of the bonds could fall, and even if an active trading market were to develop, the bonds could trade at prices that may be lower than the initial offering price. There can be no assurance as to the liquidity of any market that may develop for the bonds, the ability of holders to sell their bonds, or the prices at which holders might be able to sell their bonds.

Certain terms of this offering may adversely impact our liquidity.

This offering will increase the amount of debt we have outstanding and the required on-going payments of interest we are required to make, which already are significant. As adjusted to give effect to this offering, we estimate that as of July 31, 2010 we would have had approximately $2.4 billion of outstanding debt, which we will be required to service.

Our financial performance and other factors could adversely impact our ability to make payments on the bonds.

Our ability to make scheduled payments with respect to our indebtedness, including the bonds and the guarantees of the bonds, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

The bonds do not restrict our ability to incur additional debt, including debt of Holdings Finance or our other subsidiaries, or prohibit us from taking other action that could negatively impact holders of the bonds. Your right to receive payments on the bonds is structurally subordinated to other liabilities of our subsidiaries other than Holdings Finance.

We are not restricted under the terms of the indenture or the bonds from incurring additional indebtedness including indebtedness of Holdings Finance or our other subsidiaries. None of our subsidiaries will guarantee the bonds. As such, the bonds will be structurally subordinated to any existing or future indebtedness of our subsidiaries other than Holdings Finance to the extent of the assets of such subsidiaries.

The terms of the indenture and the bonds do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the indenture and the bonds could have the effect of diminishing our ability to make payments on the bonds when due.

On conversion of the bonds, the ADSs you receive may be worth less than you expect, because the value of the ADSs may decline after the conversion rate is determined.

The number of ADSs that you will receive on mandatory conversion of your bonds on the stated maturity date is in part determined by the volume-weighted price of the ADSs on each of the 20 consecutive trading days beginning on, and including, the 25th scheduled trading day immediately preceding September 15, 2013. Accordingly, if the price of the ADSs decreases during the observation period or thereafter, the ADSs you receive on the stated maturity date may be worth less than the ADSs you would have received had the number of ADSs been calculated based on the price on the stated maturity date.

As a holder of the bonds, you will not be entitled to any rights with respect to the ADSs or ordinary shares, but you will be subject to all changes made with respect to the ADSs or ordinary shares.

An investor in a bond will not be a holder of the ADSs or the underlying ordinary shares. No bondholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the ADSs or the underlying shares. A bondholder will have rights with respect to the ADSs only if and when the bondholder becomes the holder of record of the ADSs delivered upon conversion. For example, in the event that an amendment is proposed to our memorandum and articles of association requiring shareholder approval, and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, a bondholder will not be entitled to vote on the amendment, although the bondholder will nevertheless be subject to any changes in the powers, preferences or special rights of the ordinary shares.

The fixed conversion rates for the bonds may not be adjusted for all dilutive events, which may adversely affect the trading price of the bonds and dilute bondholders’ ownership of ADSs upon conversion of the bonds.

Each of the fixed conversion rates (as defined in this prospectus supplement) for the bonds is subject to adjustment for certain events, including the payment of share dividends, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets and certain tender or exchange offers as described under “Description of Bonds — Conversion Rate Adjustments.” However, the fixed conversion rates will not be adjusted for other events that may adversely affect the trading price of the bonds or the ADSs, such as the issuance of any ordinary shares for cash, or to acquire another company, or pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the applicable bonds were first issued. An event that adversely affects the value of the bonds may occur, and the event may not result in an adjustment to the fixed conversion rates.

The conversion rate applicable for bonds converted in connection with a fundamental change may not adequately compensate bondholders for the lost option time value of their bonds as a result of such fundamental change and may not be enforceable.

If a fundamental change occurs, we may be required to change the conversion rate for any bonds converted in connection with such fundamental change. The extent to which the conversion rate will be changed will be based on the date on which the fundamental change becomes effective and the price paid, or deemed to be paid, in respect of one ADS, in the fundamental change, as described under “Description of Bonds — Conversion Upon Fundamental Change” While this adjustment, together with the payment in cash of the present value of future interest payments, is designed to compensate you for the lost option time value of your bonds as a result of a fundamental change, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid, or deemed to be paid, in respect of an ADS in connection with such fundamental change is less than $20.00 or more than $150.00 (subject to adjustment), we will not change the conversion rate in connection with such fundamental change.

Holdings Finance’s obligation to deliver shares at the fundamental change conversion rate could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Purchasers of the bonds may not realize any or all of the benefit of an increase in the market price of the ADSs.

The market value of the ADSs that you will receive upon mandatory conversion of the bonds on the stated maturity date will exceed the stated amount of $50 per bond only if the daily VWAP of the ADSs on some or all of the trading days during a 20 trading day observation period as described under “Description of Bonds — Mandatory Conversion” exceeds the threshold appreciation price of approximately $54.375. The threshold appreciation price for the bonds represents an appreciation of approximately 25.0% over the initial price. This means that the opportunity for equity appreciation provided by an investment in the bonds is more limited than that provided by a direct investment in the ADSs.

If the daily VWAP of the ADSs on each trading day of the observation period exceeds the initial price but is less than the threshold appreciation price, a holder of the bonds will realize no equity appreciation on the ADSs. Furthermore, if the daily VWAP of the ADSs exceeds the threshold appreciation price on each day during the observation period, then (a) Holdings Finance would receive 100% of the appreciation in market price between the initial price and the threshold appreciation price and you would receive none of the appreciation in market price between the initial price and the threshold appreciation price and (b) Holdings Finance would receive approximately 20.0% of the appreciation in market price above the threshold appreciation price and you would receive approximately 80.0% of the appreciation in market price above the threshold appreciation price.

You will bear the entire risk of a decline in the price of our ADSs below the initial price.

The number of ADSs that you will receive upon conversion of your bonds on the stated maturity date is not fixed, but is based on a formula that will depend on the volume-weighted average price of our ADSs on each trading day of a specified 20-consecutive trading day period. If such volume-weighted average price on each trading day in the observation period is less than the initial price of the bonds, the market value of the ADSs we deliver to you at maturity will be less than the principal amount of your bonds. You will bear the full risk of a decline in the market price of our ADSs below the initial price.

Any market that develops for the bonds will influence, and will be influenced by, the market for the ADSs.

The price of the ADSs could become more volatile and could fall (i) based on investors’ expectations that a large number of additional ADSs will be issued after the bonds have reached maturity, (ii) based on early conversion by the bondholders, (iii) due to sales of ADSs by investors who consider the bonds as a more attractive means of equity participation in us, or (iv) through hedging or arbitrage transactions that could increasingly include the bonds and ADSs.

The US tax treatment of the bonds could differ from what we expect in ways that could adversely affect US holders.

As described in more detail under “Taxation — United States Federal Income Taxation” below, we believe it is reasonable to treat the purchase, ownership and conversion of the bonds as producing US federal income tax consequences comparable to a prepaid forward purchase of ADSs. Except where specifically indicated otherwise, the discussion under “Taxation — United States Federal Income Taxation” assumes such treatment. However, the Internal Revenue Service, or IRS, could assert that the bonds should be treated differently for US federal income tax purposes. For example, under one alternative treatment, the IRS could seek to treat the bonds as subject to the Treasury regulations governing contingent payment debt instruments, which would affect the timing and character of income, gain and loss recognized by a US holder. Such treatment could result in adverse tax consequences and thus could adversely affect the value of the bonds. US holders are urged to consult their own tax advisors regarding possible alternative characterizations of the bonds, and the resulting tax consequences.

The bonds will initially be held in book-entry form and therefore you must rely on the procedures of the relevant clearing systems to exercise any rights and remedies.

Unless and until definitive registered bonds are issued in exchange for book-entry interests in the bonds, owners of the book-entry interests will not be considered owners or holders of the bonds. Instead, the registered holder, or their respective nominee, will be the sole holder of the bonds. Payments of principal, interest and other amounts owing on or in respect of the bonds in global form will be made to The Bank of New York Mellon (as paying agent for the bonds), which will make payments to the common depositary, which will in turn distribute payments to DTC. Thereafter, payments will be made by DTC to participants in these systems and then by such participants to indirect participants. After payment to the common depositary neither we, the trustee nor the paying agent will have any responsibility or liability of any aspect of the records related to, or payments of, interest, principal or other amounts to DTC or to owners of book-entry interests.

Unlike holders of the bonds themselves, owners of book-entry interests will not have the direct right to act upon our solicitations or consents or requests for waivers or other actions from holders of the bonds that we may choose to make in the future. Rather, owners of book-entry interests will be permitted to act only to the extent that they have received appropriate proxies to do so from DTC or, if applicable, from a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any such solicitations or requests for actions on a timely basis.

You may be unable to recover in civil proceedings for US securities laws violations.

Holdings Finance is organized under the laws of the Isle of Man and AngloGold Ashanti Limited is incorporated under the laws of South Africa. All of the directors and officers of Holdings Finance reside outside the United States and all except one of AngloGold Ashanti Limited’s directors and one of AngloGold Ashanti Limited’s officers, and the experts named herein, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States. In addition, substantially all of our and Holdings Finance’s respective assets and the assets of our and Holdings Finance’s respective directors and officers are located outside the United States. As a result, you may not be able to enforce against us or Holdings Finance or our or Holdings Finance’s respective directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Certain Civil Liabilities”.

Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.

We have historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold our securities. This may reduce the value of these securities to investors.

Our memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of our board of directors, or our shareholders at a general meeting. If and to the extent that we opt to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions; nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of our securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by our shareholders.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

The proposal was expected to be implemented in 2010, but its implementation has been delayed due to difficulties in renegotiating double tax agreements in various jurisdictions. No final date for the implementation of the proposal has been announced.

USE OF PROCEEDS

We estimate the net proceeds to us from our sale of bonds under this prospectus supplement to be $662 million after deducting the underwriting discount and our offering expenses (assuming the underwriters’ do not exercise their over-allotment option). We intend to use the net proceeds from this offering and the net proceeds from the Equity Offering, together with funds drawn from our existing credit facilities and cash on hand, to effectively eliminate our gold hedging position while maintaining a strong balance sheet to fund our development projects and exploration initiatives, as described under “Prospectus Supplement Summary — Hedge Book Reduction” and “Prospectus Supplement Summary — Strategy — Growing the Business”, respectively.

Pending such use, we intend to reduce our short-term borrowing and the borrowing outstanding under our revolving credit facility, if any, or hold the net proceeds in cash. The weighted average maturity and interest rate of our borrowings was approximately 11.1 years and 4.97%, respectively, at June 30, 2010. For a further discussion regarding our borrowings, see “Review of Financial and Operating Performance for the Six Months Ended June 30, 2010 Prepared in Accordance with US GAAP — Liquidity and capital resources” in our 2010 Second Quarter Report.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs as calculated and reported by us include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other noncash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to ordinary stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. Furthermore, the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in our audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2009 is presented below.

AngloGold Ashanti operations — Total
(In $ millions, except as otherwise noted)

	For the Year Ended December 31,
	2007	2008	2009

Production costs per financial statements	1,917	2,159	2,229
Plus:
Production costs of equity accounted joint ventures(1)	126	168	154
(Less)/plus:
Rehabilitation costs and other non-cash costs	(79)	12	(46)
Plus/(less):
Inventory movement	36	(22)	56
Royalties	89	99	105
Related party transactions(2)	(11)	(7)	(16)
Adjusted for:
Noncontrolling interests(3)	(59)	(61)	(65)
Non-gold producing companies and adjustments	(8)	(32)	41

Total cash costs	2,011	2,316	2,458
Plus/(less):
Depreciation, depletion and amortization	678	661	637
Employee severance costs	19	9	14
Rehabilitation and other non-cash costs	79	(12)	46
Adjusted for:
Noncontrolling interests(3)	(20)	(23)	(9)
Non-gold producing companies and adjustments	(4)	(3)	(3)

Total production costs	2,763	2,948	3,143

Gold produced (000 ounces)(4)	5,477	4,982	4,599
Total cash costs per ounce(5)	367	465	534
Total production costs per ounce(5)	504	592	683

(1)	Attributable production costs and related expenses of equity-accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in our consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. We report total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated below were as follows:

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2010

Ratio of earnings to fixed charges	$(232):$96(1)	$66:$87(1)	$(571):$85(1)	$(223):$102(1)	$(674):$136(1)	4:1

(1)	In millions. In each period, we had a deficiency of earnings to fixed charges.

We computed the ratio of earnings to fixed charges (which excludes interest on income tax liabilities as our interest and penalties related to income taxes are included in taxation expense/benefit) by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, and the deficiency, if any, of earnings available to cover fixed charges, we have calculated earnings by adding (i) pre-tax income from continuing operations before income from affiliates, tax and noncontrolling interests; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees (dividends received); and (v) our share of any pre-tax losses of equity investees for which charges from guarantees are included in fixed charges. Interest capitalized, preference security dividend requirements of consolidated subsidiaries, and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges were subtracted from the total of the added items to give earnings. For the purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, of earnings available to cover fixed charges, fixed charges consist of the total of (i) interest expensed; (ii) interest capitalized; (iii) amortized premiums, discounts and capitalized expenses related to indebtedness; (iv) estimates of interest within rental expense; and (v) preference security dividend requirements of consolidated subsidiaries.

HISTORICAL ORDINARY SHARE AND ADS TRADING,
DIVIDENDS AND EXCHANGE RATE INFORMATION

Ordinary Share and ADS Trading

The following table sets out, for the periods indicated, the reported intra-day high and low market quotations for our ordinary shares on the JSE and for our ADSs on the NYSE:

	JSE		NYSE

	High	Low	High	Low

	(South African cents per ordinary share)		(US dollars per ADS)

Annual information
Year ended December 31,
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
2008	34,900	15,011	51.35	13.37
2009	36,900	23,206	47.52	27.88
Quarterly information
2008
First quarter	34,900	24,801	51.35	30.50
Second quarter	31,145	23,053	40.91	28.75
Third quarter	28,300	17,201	36.65	21.01
Fourth quarter	28,460	15,011	28.49	13.37
2009
First quarter	36,900	23,206	38.99	22.50
Second quarter	35,789	25,950	43.16	29.36
Third quarter	33,990	27,150	45.64	32.77
Fourth quarter	34,679	28,630	47.52	36.05
2010
First quarter	33,000	26,640	44.68	34.11
Second quarter	34,150	27,649	45.25	37.52
Monthly information
March 2010	28,899	27,256	39.26	35.76
April 2010	31,225	27,649	42.44	37.52
May 2010	33,699	30,125	44.08	38.04
June 2010	34,150	31,161	45.25	41.12
July 2010	33,946	28,650	42.58	38.55
August 2010	32,000	29,329	44.56	39.84
September 2010 (through September 13, 2010)	32,582	30,065	44.77	41.94

Annual Dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the years 2005 through 2009 and 2010 (through September 13, 2010), in each case in cents per ordinary share.

	Interim		Final	Total	Interim		Final	Total
	(South African cents per ordinary share)				(US cents per ordinary share)
Year Ended December 31,(1)

2005	170		62	232	26.09		9.86	35.95
2006	210		240	450	29.40		32.38	61.78
2007	90		53	143	12.44		6.60	19.04
2008	50		50	100	6.45		4.99	11.44
2009	60		70	130	7.65		9.49	17.14
2010 (through September 13, 2010)	65	(2)	n/a	65	9.00	(3)	n/a	9.00

(1)	Dividends for these periods were declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

(2)	On August 10, 2010, our board of directors declared an interim dividend of 65 South African cents per ordinary share, with a record date of September 3, 2010, and a payment date of September 10, 2010.

(3)	Approximate amount.

Future dividends will be dependent on our cash flow, earnings, planned capital expenditures, financial condition and other factors. We do not currently intend to substantially change our practice of paying out dividends from funds available after providing for capital expenditure and long-term growth. Under South African law, we may declare and pay dividends from any capital and reserves included in total shareholders’ equity calculated in accordance with IFRS, subject to our solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration. We will continue to manage capital expenditure in line with profitability and cash flow and our approach to the dividend on the basis of prudent financial management.

Under the terms of our memorandum and articles of association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of our board of directors or our shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of our ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement related to our ADS program.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On September 13, 2010, the interbank rate between rands and US dollars as reported by OANDA Corporation was ZAR7.24 = $1.00.

Year Ended December 31,	High	Low	Year-end	Average(1)

2005(2)	6.92	5.64	6.33	6.35
2006(2)	7.94	5.99	7.04	6.81
2007(2)	7.49	6.45	6.81	7.03
2008(2)	11.27	6.74	9.30	8.26
2009(3)	10.70	7.21	7.42	8.44
2010 (through September 13, 2010)(3)	8.08	7.13	n/a	7.51

(1)	The average rate of exchange on the last business day of each month during the year.

(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	Based on the interbank rate between rands and US dollars as reported by OANDA Corporation.

The following table sets forth, for the months indicated, average, high and low data as reported by OANDA Corporation.

Exchange Rate Information for the Months of	High	Low	Average(1)

March 2010	7.71	7.21	7.45
April 2010	7.52	7.17	7.36
May 2010	8.08	7.29	7.65
June 2010	7.85	7.39	7.67
July 2010	7.78	7.26	7.58
August 2010	7.42	7.15	7.32
September 2010 (through September 13, 2010)	7.43	7.13	7.26

(1)	The average rate of all ask prices during the month (or portion thereof).

CAPITALIZATION

The following table sets forth our consolidated capitalization at July 31, 2010, unless otherwise stated, on:

•	an actual basis;

•	as adjusted to give effect to the sale of the bonds offered hereby (assuming no exercise of the underwriters’ over-allotment option); and

•	as adjusted to give effect to (i) the sale of the bonds offered hereby and (ii) the concurrent sale of 15,773,914 ordinary shares and ADSs in the Equity Offering (assuming no exercise of the over-allotment option by the underwriters of that offering).

This table does not reflect the application of the net proceeds of the sale of the bonds offered hereby or the Equity Offering for the purposes described in “Use of Proceeds”. You should read this table together with our US GAAP financial statements and related discussion and analysis included in our 2009 US GAAP Results Release and our 2010 Second Quarter Report.

			As adjusted for
			the offering and
	As at July 31,	As adjusted for	the concurrent
	2010	the offering	equity offering
	(Unaudited)	(Unaudited)	(Unaudited)
	(In $ millions)

Total debt(1)	1,702	2,388	2,388
5.375% notes due 2020	709	709	709
6.50% notes due 2040	300	300	300
3.50% guaranteed convertible bonds due 2014(2)	626	626	626
bonds offered hereby	—	686	686
Other debt	67	67	67
Equity (excluding noncontrolling interests)	3,294	3,294	3,966
600,000,000 authorized ordinary shares of 25 ZAR cents each; ordinary shares issued July 31, 2010 — 362,139,015(2)	12	12	13
Additional paid-in capital	7,870	7,870	8,541
Accumulated deficit(3)	(3,945)	(3,945)	(3,945)
Accumulated other comprehensive income and other reserves(3)	(643)	(643)	(643)
Total capitalization	4,996	5,682	6,354

(1)	As at July 31, 2010, 98% of our total debt was denominated in US dollars and 2% in South African rands. For a discussion regarding our secured and unsecured indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2009 US GAAP Results Release. As at July 31, 2010, secured and unsecured debt accounted for approximately $54 million and $1,648 million, respectively, of total debt.

(2)	As at July 31, 2010, up to 15,384,615 of our ADSs (representing up to 15,384,615 of our ordinary shares) were issuable upon conversion of $732,500,000 principal amount of guaranteed convertible bonds issued by AngloGold Ashanti Holdings Finance plc. As at July 31, 2010, up to 6,901,317 of our ordinary shares were issuable upon exercise of options in respect of our ordinary shares currently outstanding (including 1,228,179 fully-vested options).

(3)	As at June 30, 2010.

There has been no material change in our consolidated capitalization or indebtedness since July 31, 2010.

DESCRIPTION OF BONDS

The following description of the bonds supplements and, where inconsistent, replaces the description of the general terms of debt securities contained in the accompanying prospectus. These descriptions are a summary of the material terms of the bonds and the guaranteed debt indenture, between Holdings Finance, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee (the “base indenture”), as supplemented by a supplemental indenture to the base indenture relating to the bonds between Holdings Finance, AngloGold Ashanti Limited, as guarantor, and The Bank of New York Mellon, as trustee (the “supplemental indenture” and, together with the base indenture, the “indenture”). This summary does not restate the terms of the bonds or the indenture in their entirety. We urge you to read the bonds and the indenture because they, and not this description, define your rights as investors. For information on how you may obtain a copy of the base indenture, the supplemental indenture and the bonds please see “Where You Can Find More Information” in the accompanying prospectus. For purposes of this section the terms “guarantor,” “we,” “us” and “our” refer to AngloGold Ashanti Limited and not its subsidiaries.

General

Holdings Finance is issuing $686,162,400 aggregate principal amount (or $789,086,750 million aggregate principal amount if the underwriters exercise their over-allotment option in full) of its 6.00% Mandatory Convertible Subordinated Bonds due 2013, guaranteed on a subordinated basis by us as described below. Holdings Finance is issuing the bonds only in fully registered form without coupons in minimum denominations of $50 and integral multiples thereof. The bonds will initially be convertible into a maximum of 15,773,913 ADSs (or a maximum of 18,140,000 ADSs in total if the underwriters exercise their over-allotment option in full).

The bonds will mature on September 15, 2013. We refer to this date, subject to postponement as described below under “— Mandatory Conversion,” as the “stated maturity date,” and to the date on which the bonds mature, whether it is the stated maturity date or the settlement date resulting from any acceleration of the bonds’ maturity following an event of default, as the “maturity.” Each bond, unless previously converted, will automatically convert at maturity (whether on the stated maturity date or upon acceleration following an event of default) into a number of our ADSs at the conversion rate described herein.

Listing of the Bonds

Holdings Finance will apply to list the bonds on the New York Stock Exchange.

Guarantee

We will fully and unconditionally guarantee, on a subordinated basis, the performance and full and punctual payment of all of Holdings Finance’s obligations under the indenture and the bonds, whether for delivery of ADSs or for payment of interest, “additional amounts” or any other amounts that may become due and payable in respect of the bonds.

Ranking

The bonds will be general, unsecured and subordinated obligations of Holdings Finance. The bonds will be subordinated in right of payment to all of Holdings Finance’s existing and future senior indebtedness (including Holdings Finance’s 3.50 percent guaranteed convertible bonds due 2014). The bonds will rank senior to all of Holdings Finance’s existing and future share capital.

“Senior Indebtedness” means:

•	all obligations for money borrowed;

•	indebtedness evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or business;

•	reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for Holdings Finance’s account;

•	obligations issued or assumed as the deferred purchase price of property or services (other than trade payables or accrued liabilities in the ordinary course of business);

•	capital lease obligations;

•	indebtedness for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options, swaps and similar arrangements;

•	all obligations of the types previously described of other persons for the payment of which Holdings Finance is responsible or liable as obligor, guarantor or otherwise; and

•	any renewals, extensions, refundings, amendments or modifications of any of the obligations described above.

However, “senior indebtedness” does not include:

•	any indebtedness which is by its terms pari passu with the bonds;

•	shares of Holdings Finance’s capital stock or warrants, options or rights to acquire shares of Holdings Finance’s capital stock (but excluding any debt security that is convertible into, or exchangeable for, shares of Holdings Finance’s capital stock, which may constitute senior indebtedness);

•	any indebtedness owed to Holdings Finance’s subsidiaries or affiliates, including us; or

•	any trade payables.

The guarantee will be our general, unsecured and subordinated obligation and will be subordinated to all of our existing and future indebtedness. Upon our liquidation, dissolution or winding up, the claims of the holders of bonds under the guarantee will be subordinated to other claims against our assets as follows:

•	with respect to principal, a holder of bonds shall be entitled to participate in the liquidation of our proceeds to the same extent as a holder of a number of our ordinary shares equal to the number of ordinary shares underlying the ADSs the holder of bonds would have received upon conversion of such bonds at the maximum conversion rate (as defined below); and

•	with respect to the payment of interest, including deferred interest and additional amounts under the bonds and any make-whole or present value payment for future interest, the holder’s claim for such amounts will rank (i) junior to all indebtedness of, and guarantees of indebtedness by, us; (ii) senior to all guarantees by us in respect of share capital issued by our subsidiaries; and (iii) senior to all our share capital.

Under the indenture, (i) unless all principal of and interest and premium on Holdings Finance’s senior indebtedness has been paid in full, no payment or other distribution in cash may be made in respect of the bonds and (ii) unless all principal of and interest and premium on our indebtedness has been paid in full, no payment or other distribution in cash may be made in respect of the guarantee:

•	in the event of any insolvency or bankruptcy proceeding, or any receivership liquidation, reorganization, assignment for creditors or other similar proceedings or events involving Holdings Finance or its assets, or us or our assets, as applicable;

•	(a) in the event of and during the continuation of any default in the payment of principal, premium or interest on any of Holdings Finance’s senior indebtedness or any of our indebtedness, as applicable, beyond any applicable grace period, (b) in the event that any event of default with respect to any of Holdings Finance’s senior indebtedness or any of our indebtedness, as applicable, has occurred and is continuing, permitting the holders of that indebtedness (or a trustee) to accelerate the maturity of that indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived and ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that the bonds have been accelerated.

The indenture does not limit the amount of debt securities Holdings Finance or we may issue and does not restrict Holdings Finance’s ability to incur additional senior indebtedness or our ability to incur additional indebtedness. At August 31, 2010, Holdings Finance’s outstanding senior indebtedness totaled approximately $631 million and our consolidated indebtedness totaled approximately $1.7 billion.

Payment of Interest

The bonds will bear interest at an annual rate of 6.00%.

Interest on the bonds will accrue from the date of the initial issuance and will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2010, to holders of record at the close of the business on the March 1, June 1, September 1 and December 1, respectively, immediately preceding the interest payment dates. Holdings Finance will pay the interest to holders in whose name bonds are registered at the close of business on the regular record date relating to the interest payment date.

Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment (or from and including the issue date, if none has been paid or made available for payment) to, but excluding, the relevant payment date, except as described under “— Deferral of Interest Payments.” Interest on the bonds and on deferred interest (described below) will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or the maturity of the bonds falls on a day that is not a business day, payment of any amount otherwise payable on that date will be made on the first following day that is a business day with the same force and effect as if made on the date it would otherwise have been payable. No additional interest will accrue as a result of such delayed payment.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York, in South Africa or in the Isle of Man are authorized or obligated by law or executive order to close.

Deferral of Interest Payments

Holdings Finance will have the right under the indenture to defer the payment of interest and to extend any deferral period on the bonds at any time or from time to time and such deferral shall not constitute a default or event of default under the indenture. Holdings Finance may not defer interest payments beyond September 15, 2013, and any deferral period must end on an interest payment date. During any deferral period, interest shall continue to accrue. At the end of a deferral period Holdings Finance must pay all deferred interest then accrued and unpaid, together with interest on the deferred accrued and unpaid interest, to the extent permitted by applicable law, at a rate equal to the stated interest rate for the bonds. Unless the context requires otherwise, the term “deferred interest” as used in this prospectus supplement includes interest on deferred accrued and unpaid interest, to the extent permitted by applicable law, at a rate equal to the stated interest rate for the bonds. Upon termination of an interest deferral period, deferred interest will be paid to holders on the interest payment date on which the deferral period ends in the same manner as the payment of non-deferred interest. For the avoidance of doubt, all deferred interest (including interest thereon) shall be paid to holders of the bonds no later than September 15, 2013.

If Holdings Finance intends to initiate or extend an interest deferral period Holdings Finance must give the trustee and the holders of the bonds notice of Holdings Finance’s election to begin or extend a deferral period at least 20 calendar days prior to the date on which interest on the bonds would have been payable, and the notice must indicate the scheduled date on which Holdings Finance expects the deferral period will end. Prior to the termination of any deferral period, Holdings Finance may extend such deferral period to an interest payment date or September 15, 2013, subject to the notice requirement described above. Upon the termination of any deferral period and the payment of all amounts then due, Holdings Finance may begin a new deferral period, subject to the limitations described above.

Subject to the foregoing limitations, there is no limitation on the number of times that Holdings Finance may begin or extend a deferral period.

During any such deferral period, subject to the exceptions listed below, none of Holdings Finance, us, or any subsidiary of ours shall declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of Holdings Finance’s or our capital stock or make any guarantee payment with respect thereto. In addition, during any such deferral period, none of Holdings Finance, us or any subsidiary of ours shall make any payment of interest, principal or premium on, or repay, purchase or redeem, any debt securities issued by Holdings Finance or us or guarantees issued by Holdings Finance or us, in each case, that rank equally with or junior to the bonds, or the guarantee thereof by us, as the case may be, other than pro rata payments of accrued and unpaid interest on the bonds and any other debt securities issued by Holdings Finance or us or guarantees issued by Holdings Finance or us, as the case may be, that rank equally with the bonds or the guarantee thereof, as applicable (except and to the extent the terms of any such debt securities or guarantees would prohibit Holdings Finance, us or any subsidiary of ours from making such pro rata payment or making payment at all thereunder).

The restrictions listed above shall not apply to:

•	any purchase, redemption or other acquisition of shares or capital stock of Holdings Finance or us in connection with (1) any employment contract, benefit plan, or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors, (2) a dividend reinvestment or stockholder purchase plan, or (3) the issuance of shares or capital stock, or securities convertible into or exercisable for such shares or capital stock, as consideration in an acquisition transaction entered into prior to the applicable deferral period;

•	any exchange, redemption, or conversion of any class or series of our share capital, or the capital stock of a subsidiary of ours, for any other class or series of our share capital, or of any class or series of our or a subsidiary’s indebtedness for any class or series of our share capital;

•	any purchase of fractional interests in shares of our share capital pursuant to the conversion or exchange provisions of such share capital or the securities being converted or exchanged;

•	any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, shares or other property under any shareholder rights plan, or the redemption or purchase of rights pursuant thereto;

•	any dividend in the form of shares, warrants, options or other rights where the dividend or shares issuable upon exercise of such warrants, options or other rights is the same shares as that on which the dividend is being paid or ranks equally with or junior to such shares; and

•	any intra-group payments, by way of dividends or otherwise, made by our subsidiaries to us or us to one of our subsidiaries.

Mandatory Conversion

Each bond, unless previously converted, will, subject to the automatic cash settlement and cash true-up in certain circumstances set out below, automatically convert on the stated maturity date into a number of our ADSs equal to the sum of the daily conversion amounts determined over a twenty consecutive trading day period beginning on, and including, the 25th scheduled trading day immediately preceding September 15, 2013, which we refer to as the “observation period.” In addition to the ADSs issuable upon conversion of each bond on the stated maturity date, holders will have the right to receive on the stated maturity date an amount in cash equal to all accrued and unpaid interest on such bonds (including deferred interest) to, but excluding, September 15, 2013.

The “daily conversion amount” for each trading day of the observation period will be calculated as follows:

•	if the daily VWAP (as defined below) of our ADSs on such trading day is equal to or greater than approximately $54.375, which we refer to as the “threshold appreciation price,” then the daily conversion amount per bond will equal 1/20th of the minimum conversion rate;

•	if the daily VWAP of our ADSs on such trading day is less than the threshold appreciation price but greater than approximately $43.50, which we refer to as the “initial price” (the public offering price of our ADSs in the concurrent ordinary share and ADS offering), then the daily conversion amount per bond will be equal to $2.50 divided by the daily VWAP on such trading day; and

•	if the daily VWAP of our ADSs is less than or equal to the initial price, then the daily conversion amount per bond will equal 1/20th of the maximum conversion rate.

“Minimum Conversion Rate” means 0.91954 ($50.00 divided by the threshold appreciation price).

“Maximum Conversion Rate” means 1.14943 ($50.00 divided by the initial price).

The “threshold appreciation price” represents approximately 25.0% appreciation over the initial price.

We refer to the minimum conversion rate and the maximum conversion rate collectively as the “fixed conversion rates.” The fixed conversion rates, the initial price and the threshold appreciation price are each subject to adjustment as described under “— Conversion Rate Adjustments” below. When we refer to a bond (or an amount per bond), we mean per $50.00 principal amount of such bond.

Because a holder cannot receive more shares than the maximum conversion rate, the market price of the ADSs Holdings Finance delivers to you upon conversion may be less than the principal amount of your bonds.

In connection with any conversion on the stated maturity date, the holder in question will become the holder of record of such ADSs as of 5:00 P.M., New York City time, on the last trading day of the observation period.

If, upon conversion of a bond and receipt by you of ADSs, you prefer to hold our ordinary shares directly, you may withdraw the underlying shares by following the relevant procedures of the depositary for the ADSs. Such withdrawals are expected to be subject only to (i) any temporary delays caused by closing transfer books of the depositary or us or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, if applicable, (ii) the payment of any related fees, taxes, and similar charges (which you will be responsible for), and (iii) compliance with any laws or governmental regulations in force at that time relating to the ADSs or to the withdrawal of deposited securities.

Each ADS currently represents one of our ordinary shares. The ADSs may, however, in the future represent other securities or property as well, as a result of any non-cash distributions in respect of our ordinary shares that are not distributed to ADS holders but instead are held by the depositary on behalf of ADS holders. The terms of the deposit agreement defining the rights of the holders of ADSs may be altered at any time, and the deposit agreement may be replaced by another deposit agreement with differing terms.

Holdings Finance will not issue fractional ADSs at maturity, as discussed under “— Fractional ADSs” below.

The “daily VWAP” of an ADS (or other security for which a daily VWAP must be determined) means, for any trading day, the volume-weighted average price per ADS as displayed under the heading “Bloomberg VWAP” on Bloomberg page “AU <equity> AQR” (or its equivalent successor if such page is not available or the corresponding Bloomberg VWAP page for such other security), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one ADS (or other security) on such trading day as an internationally recognized investment bank retained for this purpose by Holdings Finance determines in good faith using a volume-weighted average method, which determination shall be conclusive).

“Trading Day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in ADSs generally occurs on The New York Stock Exchange or, if the ADSs are not then listed on The New York Stock Exchange, on the primary other United States national or regional securities exchange on which the ADSs are then listed or, if the ADSs are not then listed on a United States national or regional securities exchange, on the primary other market on which the ADSs are then listed or admitted for trading. If the ADSs (or other security for which a daily VWAP must be determined) are not so listed or admitted for trading, “trading day” means a “business day.”

“Scheduled Trading Day” means a day that is scheduled to be a trading day on the primary United States national or regional securities exchange or other market on which the ADSs are listed or admitted for trading. If the ADSs are not so listed or admitted for trading, “scheduled trading day” means a “business day.”

“Market Disruption Event” means (i) a failure by the primary United States national or regional securities exchange or other market on which the ADSs are listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for the ADSs for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in the ADSs or in any options, contracts or futures contracts relating to the ADSs. If a market disruption event occurs during the twenty consecutive scheduled trading day period (such period subject to extension by a number of scheduled trading days during such period, as extended, on which a market disruption event occurs) beginning on, and including, the 25th scheduled trading day immediately preceding September 15, 2013, the stated maturity date will be postponed by the number of scheduled trading days during such period on which a market disruption event occurred.

The following chart shows examples of the number of ADSs that an investor would receive for each bond on the stated maturity date assuming the daily VWAP is constant for each trading day in the observation period. The actual daily VWAPs during the observation period are likely to fluctuate and we cannot assure you that the daily VWAP on a particular trading day during the observation period will be within the ranges set forth below.

Initial price: approximately $43.50 (the public offering price of our ADSs in the concurrent ordinary share and ADS offering).

Threshold appreciation price: approximately $54.375

		Conversion value (daily
		VWAP multiplied by the
	Number of ADSs received on the	number of ADSs received on
Daily VWAP (constant)	stated maturity date per bond(1)	the stated maturity date per bond)

$40.00	1.14943	$45.98
$43.50	1.14943	$50.00
$50.00	1.00000	$50.00
$54.375	0.91954	$50.00
$60.00	0.91954	$55.17

(1)	Each ADS currently represents one AngloGold Ashanti Limited ordinary share.

As the above chart illustrates,

•	If the daily VWAP on each trading day during the observation period is constant and greater than or equal to approximately $54.375 (the threshold appreciation price), Holdings Finance will be obligated to deliver 0.91954 ADSs for each bond: as a consequence, (x) Holdings Finance would receive 100% of the appreciation in market price between approximately $43.50 (the initial price) and approximately $54.375 (the threshold appreciation price) and you would receive none of the appreciation in market price between approximately $43.50 (the initial price) and approximately $54.375 (the threshold appreciation price) and (y) Holdings Finance would receive approximately 20% of the appreciation in market price above approximately $54.375 (the threshold appreciation price) and you would receive 80.0% of the appreciation in market price above approximately $54.375 (the threshold appreciation price).

•	If the daily VWAP on each trading day during the observation period is constant and greater than approximately $43.50 (the initial price) but less than approximately $54.375 (the threshold appreciation price), Holdings Finance will be obligated to deliver a number of ADSs equal to $50.00 (the principal amount of a bond) divided by the daily VWAP: as a consequence, Holdings Finance would retain all of the appreciation in the market price of the ADSs.

•	If the daily VWAP on each trading day during the observation period is constant and less than or equal to approximately $43.50 (the initial price), Holdings Finance will be obligated to deliver 1.14943 ADSs per bond, regardless of the market price of the ADSs; as a consequence, you will bear the full risk of a decline in market price of the ADSs below the initial price.

Conversion at the Option of the Holder

Holders of the bonds have the right to convert their bonds, in whole or in part, at any time from the optional conversion commencement date (as defined below) until the 25th scheduled trading day immediately preceding September 15, 2013 at the minimum conversion rate of 0.91954 ADSs per bond, subject to adjustment as described under “— Conversion Rate Adjustments” and to the automatic cash settlement and cash true-up provisions set out below. In connection with any early conversion at the option of the holder, the converting holder will become the holder of record of the ADSs due upon conversion as of 5:00 P.M., New York City time, on the relevant conversion date.

“Optional Conversion Commencement Date” means the earlier of (i) 90 calendar days following the first original issuance date of the bonds and (ii) the date, which we refer to as the “approval date,” on which our shareholders in a general meeting shall have approved the issue of ordinary shares underlying the ADSs issuable by us or Holdings Finance upon an exercise of conversion rights under the bonds and placed a sufficient number of ordinary shares under control of the our directors as a specific authority for that purpose, which we refer to as “shareholder conversion approval.” The shareholder conversion approval will be in respect of the maximum number of ordinary shares underlying ADSs deliverable upon conversion of the bonds, without giving effect to any conversion rate adjustments.

In addition to the number of ADSs issuable upon such conversion, each holder that elects to convert its bonds early as described above at the minimum conversion rate will have the right to receive an amount payable in cash equal to any deferred interest to, but excluding, the interest payment date preceding the date of the optional conversion. Accrued and unpaid interest to, but excluding, the conversion date, will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Except as described herein, upon any optional conversion of the bonds, Holdings Finance will make no payment or allowance for unpaid interest on the bonds.

If bonds are converted early at the holder’s option as described above at the minimum conversion rate after the close of business on any regular record date but prior to the open of business on the related interest payment date, holders of such bonds as of the close of business on such record date will receive payment of interest (including deferred interest, to the extent such interest payment date is also the end of an interest deferral period) accrued to, but excluding, such interest payment date. Such bonds, upon surrender for conversion, must be accompanied by funds equal to the amount of interest (including deferred interest, if applicable) payable on the bonds so converted on such interest payment date.

Early Conversion at Holdings Finance’s Option

Holdings Finance may convert the bonds at its option, in whole but not in part, at any time after the approval date and on or before the 25th scheduled trading day immediately preceding September 15, 2013 upon not less than 20 scheduled trading days’ nor more than 30 scheduled trading days’ prior notice to the holders of the bonds. In connection with any early conversion at Holdings Finance’s option, the holder in question will become the holder of record of the ADSs due upon conversion as of 5:00 P.M., New York City time, on the date of conversion.

On the conversion date specified in such notice, a holder of bonds shall receive (i) a number of ADSs per bond equal to the maximum conversion rate (and cash in lieu of any fractional ADS); (ii) an amount payable in cash equal to any accrued and unpaid interest (including deferred interest) on the bonds to, but excluding, the date of conversion; and (iii) an amount payable in cash equal to the present value of all remaining interest payments on the bonds, including the interest payment due on September 15, 2013 (but excluding any accrued and unpaid interest to the date of conversion). The present value of the remaining interest payments will be computed using a discount rate equal to the treasury yield plus 50 basis points. “Treasury yield” means the weekly average yield at the time of computation for United States Treasury securities at constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the relevant conversion date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term to September 15, 2013; provided, however, that if the then-remaining term to September 15, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the treasury yield will be obtained by linear interpolation between the next longest and next shortest constant maturities.

Conversion Upon Fundamental Change

If a fundamental change (as defined below) occurs at any time after the initial issuance of the bonds up to, and including, the 25th scheduled trading day immediately preceding September 15, 2013, then, regardless whether shareholder conversion approval has been obtained but subject to the automatic cash settlement and cash true-up provisions set out below, holders will be permitted to convert their bonds, in whole or in part, at any time during the period (the “fundamental change conversion period”) beginning on, and including, the effective date of such fundamental change (the “effective date”) and ending on, but excluding, the earlier of (i) September 15, 2013 and (ii) the date that is 20 business days after the effective date at the conversion rate (the “fundamental change conversion rate”) determined using the table below, plus accrued and unpaid interest (including deferred interest) to, but excluding, the date of such conversion payable in cash, plus the present value of all remaining interest payments on the bonds including the interest payment due on September 15, 2013 (but excluding any accrued and unpaid interest to the date of conversion) payable in cash and calculated in the manner described above under “— Early Conversion at Holdings Finance’s Option.” In connection with any conversion upon fundamental change, the converting holder will become the holder of record of the ADSs due upon conversion as of 5:00 P.M., New York City time, on the relevant conversion date.

Holdings Finance will notify holders, to the extent practicable, at least 20 business days prior to the anticipated effective date of such fundamental change of the anticipated fundamental change effective date and the corresponding fundamental change conversion period, but in any event not later than two business days following our becoming aware of the occurrence of a fundamental change.

The following table sets forth the fundamental change conversion rate per bond based on the effective date of the fundamental change and the ADS price in the fundamental change (as described below):

	ADS price
Effective date	$20.00	$25.00	$30.00	$35.00	$40.00	$43.50	$50.00	$55.00	$60.00	$65.00	$75.00	$85.00	$100.00	$125.00	$150.00

September 22, 2010	1.02503	1.01256	0.99392	0.97460	0.95722	0.94675	0.93116	0.92225	0.91556	0.91064	0.90462	0.90184	0.90072	0.90174	0.90335

September 15, 2011	1.07552	1.06304	1.04133	1.01642	0.99242	0.97738	0.95442	0.94109	0.93103	0.92363	0.91459	0.91031	0.90815	0.90829	0.90923

September 15, 2012	1.11979	1.11510	1.09804	1.07059	1.03821	1.01571	0.97936	0.95807	0.94252	0.93176	0.92007	0.91558	0.91389	0.91408	0.91457

September 15, 2013	1.14941	1.14941	1.14941	1.14941	1.14941	1.14941	1.00000	0.91952	0.91952	0.91952	0.91952	0.91952	0.91952	0.91952	0.91952

The ADS prices set forth in the column headers will be adjusted as of any date on which the fixed conversion rates of the bonds are adjusted. The adjusted ADS prices will equal the ADS prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the ADS price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner and at the same time as each fixed conversion rate as set forth under “— Conversion Rate Adjustments.”

The exact ADS price and effective date of the fundamental change may not be set forth on the table, in which case:

•	if the ADS price is between two ADS prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower ADS prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the ADS price is in excess of $150.00 per share (subject to adjustment in the same manner and at the same time as the ADS prices in the table above), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment as set forth under “— Conversion Rate Adjustments;” and

•	if the ADS price is less than $20.00 per share (subject to adjustment in the same manner and at the same time as the ADS prices in the table above), then the fundamental change conversion.

rate will be the maximum conversion rate, subject to adjustment as set forth under “— Conversion Rate Adjustments.”

Holdings Finance’s obligation to deliver ADSs at the fundamental change conversion rate and pay the present value of future interest payments could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1) (A) an offer is made to all (or as nearly as may be practicable all) our shareholders (or all (or as nearly as may be practicable all) our shareholders other than the offeror and/or any parties acting in concert (as defined in Section 440A of the South African Companies Act or Parts B and C of the South African Companies Act, 2008, whichever is then in force) with the offeror), to acquire all or a majority of our issued ordinary share capital or if any person proposes a scheme with regard to such acquisition (other than an Exempt Newco Scheme) and (such offer or scheme having become or been declared unconditional in all respects) the right to cast more than 50% of the votes which may ordinarily be cast on a poll at a general meeting of our shareholders has or will become unconditionally vested in the offeror and/or any such parties as aforesaid; provided, however, that a fundamental change will not be deemed to have occurred pursuant to this clause (1)(A) if at least 90% of the consideration received by holders of our ordinary shares in the transaction or transactions under this clause (1)(A) consists of ordinary shares or shares of common stock that are listed on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market and as a result of this transaction or transactions, the bonds become convertible into such consideration; or

(B) any person and/or any parties acting in concert (defined as aforesaid) shall own, acquire or control (or have the right to own, acquire or control) more than 50% of our issued ordinary share capital or the right to cast more than 50% of the votes which may ordinarily be cast on a poll at a general meeting of our shareholders.

For purposes of paragraph (1)(A):

“Exempt Newco Scheme” means a Newco Scheme where immediately after completion of the relevant scheme of arrangement, the ordinary shares of Newco (or depositary or other receipts or certificates representing such ordinary shares) are admitted to listing and trading on either a national securities exchange registered under Section 6 of the US Securities Exchange Act of 1934 or on the London Stock Exchange.

“Newco Scheme” means a scheme of arrangement which effects the interposition of a limited liability company (“Newco”) between our shareholders immediately prior to the scheme of arrangement (the “Existing Shareholders”) and us; provided that immediately after completion of the scheme of arrangement the only shareholders of Newco are the Existing Shareholders (or where depositary or other receipts or certificates representing ordinary shares of Newco are issued to the Existing Shareholders, the only holders of such depositary or other receipts or certificates are the Existing Shareholders) and that all our subsidiaries immediately prior to the scheme of arrangement (other than Newco, if Newco is then a subsidiary of us) are subsidiaries of ours (or of Newco) immediately after the scheme of arrangement.

(2) we are involved in a consolidation with or merger into any other person, or any merger of another person into us, or any other similar transaction or series of related transactions pursuant to which our ordinary shares will be converted into cash, securities or other property or we sell, lease or transfer in one transaction or a series of related transactions all or substantially all of the property and assets of us and our subsidiaries; provided, however, that a fundamental change will not be deemed to have occurred pursuant to this clause (2) if at least 90% of the consideration received by holders of our ordinary shares in the transaction or transactions under this clause (2) consists of ordinary shares or shares of common stock that are listed on the New York Stock Exchange, the NASDAQ Global

Select Market or the NASDAQ Global Market and as a result of this transaction or transactions, the bonds become convertible into such consideration;

(3) our ordinary shares (or any other common equity security underlying the securities into which the bonds become convertible in connection with a reorganization event) or our ADSs (or any other security into which the bonds become convertible in connection with a reorganization event) cease to be listed or quoted on the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market; or

(4) our shareholders approve any plan for our liquidation, dissolution or termination.

The “fundamental change conversion rate” will be determined by reference to the table above, based on the effective date and the “ADS price” in the fundamental change, which will be:

•	in the case of a fundamental change described in clause 1(A) or (2) above in which the holders of our ordinary shares receive only cash in such fundamental change, the cash amount paid per ADS; and

•	otherwise, the average of the daily VWAP of an ADS on each of the five consecutive trading days ending on, and including, the trading day immediately preceding the effective date of the fundamental change.

Automatic Cash Settlement; Cash True-Up in Certain Circumstances

Automatic Cash Settlement

Until shareholder conversion approval (as defined in “— Conversion at the Option of the Holder”) has been obtained, the bonds are subject to automatic cash settlement as described below. Once we obtain shareholder conversion approval, Holdings Finance will promptly notify the trustee that automatic cash settlement will no longer apply.

In connection with any conversion of bonds that takes place prior to the date, if any, on which shareholder conversion approval is obtained, Holdings Finance will deliver a cash amount in lieu of the number of ADSs that would otherwise be deliverable upon conversion, determined by multiplying such number of ADSs by (a) in the event of a fundamental change early conversion, the applicable ADS price, (b) in the event of mandatory conversion on the stated maturity date, the average of the daily VWAP for each trading day in the observation period, and (c) in the event of any other conversion, the average of the daily VWAP of an ADS on each of the five consecutive trading days commencing on, and including, the trading day immediately following the date of conversion (such amount to be paid on the business day immediately following the last trading day of such five trading day period).

Cash True-Up in Certain Circumstances

Upon obtaining shareholder conversion approval, we will have set aside 18,140,000 ordinary shares (assuming the underwriters’ over-allotment option is exercised in full) for purposes of satisfying our or Holding Finance’s obligations to deliver ADSs upon the conversion of the bonds (subject to increase if we receive shareholder approval to issue additional ordinary shares for purposes of satisfying our or Holding Finance’s obligation to deliver ADSs upon the conversion of the bonds and subject to adjustments for stock splits or other corporate events to the extent provided for in the applicable shareholder approval or applicable law, the “reserved shares”). In the event that a fundamental change or adjustment event described in “— Conversion Rate Adjustments” causes the maximum number of ADSs deliverable upon conversion of all then-outstanding bonds to exceed the number of ADSs that can be issued upon the deposit of the then-remaining reserved shares, then upon any subsequent conversion, Holdings Finance may satisfy its obligation to deliver ADSs upon such a conversion by delivering a combination of ADSs and an amount of cash, which we refer to as the “true-up cash amount,” as follows:

•	In the event of any conversion of less than all the bonds prior to the stated maturity date, the number of ADSs to be delivered to a converting holder will be equal to the product of the number of ADSs otherwise deliverable upon the conversion of such holder’s bonds and a fraction (which in any event shall not exceed 1), the numerator of which is the total then-remaining number of reserved shares immediately prior to the time of conversion, and the denominator of which is the total number of ADSs that would be deliverable (without regard to the application of this paragraph) in the event that all outstanding bonds were converted into ADSs immediately prior to such time using the maximum conversion rate (such product rounded down to the nearest whole number of ADSs). The true-up cash amount will be calculated by subtracting the number of ADSs obtained from the calculation in the preceding sentence from the number of ADSs otherwise deliverable (prior to the application of this paragraph) upon the conversion of such holder’s bond, and multiplying the resulting number of ADSs by the average of the daily VWAP of an ADS on each of the five consecutive trading days commencing on, and including, the trading day immediately following the date on which Holdings Finance notifies holders of the number of ADSs they will receive upon conversion (determined as described above in this paragraph).

•	In the event of a conversion of all the bonds on the same date occurring prior to the 25th scheduled trading day immediately preceding September 15, 2013, Holdings Finance will deliver all of the ADSs that can be created from the then-remaining reserved shares pro rata among all holders of bonds, and the true-up cash amount will be calculated by subtracting such number of ADSs from the number of ADSs deliverable (without regard to the application of this paragraph) upon the conversion of such holder’s bond, and multiplying the resulting number of ADSs by the average of the daily VWAP of an ADS on each of the five consecutive trading days commencing on, and including, the trading day immediately following the date on which Holdings Finance notifies holders of the number of ADSs they will receive upon conversion (determined as described above in this paragraph).

•	Upon mandatory conversion on the stated maturity date, Holdings Finance will deliver all of the ADSs that can be created from the then-remaining reserved shares pro rata among all holders of bonds, and the true-up cash amount will be calculated by subtracting such number of ADSs from the number of ADSs deliverable (without regard to the application of this paragraph) upon the conversion of such holder’s bond as determined during the observation period, and multiplying the resulting number of ADSs by the average of the daily VWAP of an ADS on each of the five consecutive trading days commencing on, and including, the trading day immediately following the date on which Holdings Finance notifies holders of the number of ADSs they will receive upon conversion (determined as described above in this paragraph).

If Holdings Finance is required to make a cash true-up payment in connection with any conversion of bonds:

•	in the event of an early conversion as described under “— Conversion at the Option of the Holder,” “— Early Conversion at Holdings Finance’s Option,” or “— Conversion Upon Fundamental Change,” Holdings Finance will notify converting holders of the number of ADSs they will receive upon conversion at or prior the close of business on the business day immediately following the date of conversion, and Holdings Finance will pay the cash true-up amount on the business day immediately following the last trading day of the five trading day period described in the first or second bullet above (as applicable);

•	in the event of a conversion following an acceleration of the maturity date in connection with an event of default, Holdings Finance will notify holders of the number of ADSs they will receive upon conversion at or prior to the close of business on the business day immediately following the date of acceleration, and the cash true-up amount will become due and payable on the business day immediately following the last trading day of the five trading day period described in the second bullet above; and

•	in the event of mandatory conversion on the stated maturity date, Holdings Finance will notify holders of the number of ADSs they will receive upon conversion at or prior the close of business on the business day immediately following the last trading day of the observation period, and Holdings Finance will pay the cash true-up amount on the business day immediately following the last trading day of the five trading day period described in the third bullet above.

Fractional ADSs

No fractional ADSs will be issued to holders of the bonds upon conversion. In lieu of any fractional ADS otherwise issuable in respect of the aggregate principal amount of any bonds that are converted, that holder will be entitled to receive an amount of cash (computed to the nearest cent) equal to the same fraction of:

•	in the case of a fundamental change early conversion, the ADS Price;

•	in the case of mandatory conversion on the stated maturity date, the daily VWAP of an ADS on the last trading day of the observation period; and

•	in the case of any other conversion, the average of the daily VWAP of an ADS on each of the five consecutive trading days ending on, and including, the trading day immediately preceding the date of conversion.

If more than one bond is surrendered for conversion at one time by or for the same holder, the number of full ADSs issuable upon conversion thereof shall be computed on the basis of the aggregate number of bonds so surrendered.

Conversion Rate Adjustments

Each fixed conversion rate will be adjusted as described below, except that Holdings Finance will not make any adjustments to the fixed conversion rates if holders of the bonds participate, as a result of holding the bonds, in any of the transactions described in clause (1) (but only with respect to an issue by us of our ordinary shares either as a dividend or as a distribution on our ordinary shares), clause (2), clause (3) and clause (4) below at the same time as holders of our ordinary shares without having to convert their bonds as if they held a number of ADSs equal to the maximum conversion rate in effect prior to the relevant ex-dividend date or effective date.

As used herein, “current market price” of an ordinary share of ours on any date means the average of the daily VWAP of an ADS (divided by the number of ordinary shares represented by an ADS on the relevant trading day) for each of the five consecutive trading days ending on and including the trading day immediately preceding such date.

As used in this section “ex-dividend date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market regular way without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of the ADSs on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

References in this section to “open of business” or “close of business” mean the open or close of business in The City of New York.

(1) If we issue ordinary shares as a dividend or distribution on our ordinary shares, or if we effect a share split or share combination, each fixed conversion rate will be adjusted based on the following formula:

CR1	=	CR0	×	OS1 OS0	×	ADS0 ADS1

where,

CR0	=	the fixed conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;
CR1	=	the fixed conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;
OS0	=	the number of our ordinary shares outstanding immediately prior to the open of business on such ex-dividend date or such effective date;
OS1	=	the number of our ordinary shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination;
ADS0	=	the number of our ordinary shares represented by an ADS immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable; and
ADS1	=	the number of our ordinary shares represented by an ADS immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, each fixed conversion rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, to the applicable fixed conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we issue to all or substantially all holders of our ordinary shares any rights, options or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase our ordinary shares at a price per share less than the current market price of our ordinary shares on the date of the first public announcement of the terms of such issuance, each fixed conversion rate will be increased based on the following formula:

CR1	=	CR0	×	OS0 + X OS0 + Y

where,

CR0	=	the fixed conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;
CR1	=	the fixed conversion rate in effect immediately after the open of business on such ex-dividend date;
OS0	=	the number of our ordinary shares outstanding immediately prior to the open of business on such ex-dividend date;
X	=	the total number of our ordinary shares issuable pursuant to such rights, options or warrants; and
Y	=	the number of our ordinary shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the current market price of our ordinary shares on the date of the first public announcement of the terms of issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-dividend date for such issuance. To the extent that our ordinary shares are not delivered after the expiration of such rights, options or warrants, each fixed conversion rate shall be decreased to the applicable fixed conversion rate that would then be in effect had the increase with respect to such rights, options or warrants been made on the basis of delivery of only the number of our ordinary shares actually delivered. If such rights, options or warrants are not so issued, each fixed conversion rate shall be decreased to the applicable fixed conversion rate that would then be in effect if such ex-dividend date for such issuance had not occurred.

In determining whether any rights options or warrants entitle the holders to subscribe for or purchase our ordinary shares at less than the current market price of our ordinary shares on the date of the first public announcement of the terms of such issuance, and in determining the aggregate offering price of such ordinary shares, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

(3) If we distribute shares in our share capital, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our shares in our share capital or other securities to all or substantially all holders of our ordinary shares, excluding

•	dividends or distributions and rights, options or warrants as to which an adjustment was effected pursuant to clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to clause (4) below; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then each fixed conversion rate will be increased based on the following formula:

CR1	=	CR0	×	SP0 SP0 − FMV

where,

CR0	=	the fixed conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;
CR1	=	the fixed conversion rate in effect immediately after the open of business on such ex-dividend date;
SP0	=	the current market price of our ordinary shares on the ex-dividend date for such distribution; and
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each of our outstanding ordinary shares on the ex-dividend date for such distribution.

If the then fair market value of the portion of the shares in our share capital, evidences of indebtedness or other assets or property so distributed applicable to one ordinary share is equal to or greater than the current market price of our ordinary shares on the ex-dividend date for such distribution, in lieu of the foregoing adjustment, each holder of a bond shall receive, at the same time and upon the same terms as holders of our ordinary shares, the amount and kind of securities and assets such holder would have received as if such holder owned a number of ordinary shares underlying a number of ADSs equal to the maximum conversion rate in effect on the record date for the distribution of the securities or assets.

Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-dividend date for such distribution. If such distribution is not so paid or made, each fixed conversion rate shall be decreased to the applicable fixed conversion rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our ordinary shares of shares in our share capital of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of ours and such dividend or distribution is listed for trading on a United States national securities exchange, which we refer to as a “spin-off,” then each fixed conversion rate will be increased based on the following formula:

CR1	=	CR0	×	FMV0 + MP0 MP0

where,
CR0	=	the fixed conversion rate in effect immediately prior to the end of the valuation period (as defined below);
CR1	=	the fixed conversion rate in effect immediately after the end of the valuation period;
FMV0	=	the average of the daily VWAP of the share capital or similar equity interest distributed to holders of our ordinary shares applicable to one ordinary share over the first 10 consecutive trading day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and
MP0	=	the average of the daily VWAP of our ADSs (divided by the number of ordinary shares represented by an ADS) over the valuation period.

The adjustment to each fixed conversion rate under the preceding paragraph will occur as of the close of business on the last trading day of the valuation period; provided that in respect of any conversion during the valuation period, references above to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and the date of conversion in determining the applicable fixed conversion rate.

(4) If we pay any cash dividend or distribution made to all or substantially all holders of our ordinary shares during any annual period commencing on September 15 that, when added to all other cash dividends or distributions to holders of ordinary shares made in such annual period, exceeds the dividend threshold amount (as defined below), each fixed conversion rate will be increased based on the following formula:

CR1	=	CR0	×	SP0 − T SP0 − C

where,
CR0	=	the fixed conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;
CR1	=	the fixed conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;
SP0	=	the current market price of our ordinary shares on the ex-dividend date for such dividend or distribution;
C =		the aggregate amount of cash per share we distribute to holders of our ordinary shares in the relevant annual period; provided that after the first adjustment made pursuant to this clause (4) in a particular annual period specified in the table below, the value of “C” for each subsequent adjustment pursuant to this clause (4) in the same annual period shall be the amount of the cash dividend or distribution causing such subsequent adjustment; and
T =		the dividend threshold amount; provided that after the first adjustment made pursuant to this clause (4) in a particular annual period specified in the table below, the value of “T” for each subsequent adjustment pursuant to this clause (4) in the same annual period shall be zero.

“Dividend threshold amount” means the amount specified in the table below for each annual period commencing September 15 of the specified calendar year:

Annual period
commencing	Dividend threshold
September 15,	amount ($)

2010	0.23
2011	0.26
2012	0.29

The dividend threshold amounts in the table above are subject to adjustment in a manner inversely proportional to adjustments to each of the fixed conversion rates; provided that no adjustment will be made to the dividend threshold amounts for any adjustment to the fixed conversion rates under this clause (4).

If the amount of cash per share we distribute to holders of our ordinary shares in the relevant annual period is equal to or greater than the current market price of our ordinary shares on the ex-dividend date for such distribution, in lieu of the foregoing adjustment, each holder of a bond shall receive, at the same time and upon the same terms as holders of our ordinary shares, the amount of cash such holder would have received as if such holder owned a number of ordinary shares underlying a number of ADSs equal to the maximum conversion rate in effect on the record date for the relevant dividend or distribution.

Any increase made under this clause (4) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution. If such dividend or distribution is not so paid, each fixed conversion rate shall be decreased, effective as of the date our board of directors determines not to make or pay such dividend or distribution, to the applicable fixed conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our ordinary shares or ADSs and if and solely to the extent the cash and value of any other consideration included in the payment per share of our ordinary shares or ADSs (divided, in the case of ADSs, by the number of our ordinary shares represented by an ADS) exceeds the average of the daily VWAP of our ADSs (divided, if applicable, by the number of ordinary shares represented by an ADS) over the first consecutive 10 trading day period after, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), each fixed conversion rate will be increased based on the following formula:

CR1	=	CR0	×	AC + (SP1 × OS1) OS0 × SP1

where,
CR0	=	the fixed conversion rate in effect immediately prior to the close of business on the 10th consecutive trading day immediately following, and including, the trading day next succeeding the expiration date;
CR1	=	the fixed conversion rate in effect immediately after the close of business on the 10th consecutive trading day immediately following, and including, the trading day next succeeding the expiration date;
AC =		the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for ordinary shares or ADSs purchased in such tender or exchange offer;
OS0	=	the number of our ordinary shares outstanding immediately prior to the expiration date;
OS1	=	the number of our ordinary shares outstanding immediately after the expiration date (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and
SP1	=	the average of the daily VWAP of our ADSs (divided by the number of ordinary shares represented by an ADS) over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the expiration date.

The adjustment to the fixed conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the expiration date; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date, references to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date and the conversion date in determining the applicable fixed conversion rate.

Whenever any provision of the indenture requires Holdings Finance to calculate the current market price, the daily VWAPs of our ordinary shares or ADSs or the applicable fixed conversion rate over a span of multiple days (including, but not limited to, the daily conversion amounts for determining the number of ADSs due upon mandatory conversion at the stated maturity date and the ADS price for purposes of a fundamental change), our board of directors will make appropriate adjustments to account for any adjustment to the fixed conversion rates that becomes effective, or any event requiring an adjustment to the fixed conversion rates where the ex-dividend date of the event occurs, at any time during the period when the current market price, the daily VWAPs or the applicable fixed conversion rate are to be calculated.

In the event of:

(1) any subdivision or split of the outstanding ADSs,

(2) any distribution of additional ADSs to holders of ADSs, and

(3) any combination of the outstanding ADSs into a smaller number of ADSs,

Holdings Finance will adjust the fixed conversion rates of the bonds in effect immediately before the event triggering the adjustment so that you will be entitled to receive, upon conversion, the number of ADSs that you would have owned or been entitled to receive immediately following this event had the bonds been exchanged for the corresponding ADS immediately before this event or any record date with respect to it.

If our ordinary shares cease to be represented by American Depositary Receipts issued under a depositary receipt program sponsored by us, or the ADSs cease to be listed on the NYSE (and are not at that time listed on another United States national securities exchange), all references in this prospectus supplement to the ADSs relative to the terms of the bonds will be deemed to have been replaced by a reference to:

(1) the number of our ordinary shares represented by the ADSs on the last day on which the ADSs were traded on the NYSE (or another United States national securities exchange),

(2) as adjusted, pursuant to the adjustment provisions above, for any other property the ADSs represented as if the other property had been distributed to holders of the ADSs on that day.

In addition, Holdings Finance may make such increases in each fixed conversion rate as it deems advisable in order to avoid or diminish any income tax to holders of our ordinary shares resulting from any dividend or distribution of our ordinary shares (or issuance of rights or warrants to acquire our ordinary shares) or from any event treated as such for tax purposes or for any other reason.

Adjustments to the fixed conversion rates will be calculated to the nearest 1/100,000th of an ADS. Prior to the earlier of the maturity date and the date of a fundamental change, no adjustment in the fixed conversion rates will be required unless the adjustment would require an increase or decrease of at least one percent in a fixed conversion rate. If any adjustment is not required to be made because it would not change a fixed conversion rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided, however, that on the earliest of the 25th scheduled trading day immediately preceding September 15, 2013, the date of a fundamental change, or the date of any early conversion (whether at the issuer’s option, at the holder’s option or upon an acceleration in connection with an event of default), adjustments to the fixed conversion rates will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

The fixed conversion rates will not be adjusted:

(a) upon the issuance of any of our ordinary shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in ordinary shares under any plan;

(b) upon the issuance of any of our ordinary shares or rights, options or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

(c) upon the issuance of any of our ordinary shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the bonds were first issued;

(d) upon the issuance, offering, exercise, allocation, appropriation, modification or grant of any of our ordinary shares or other securities to, or for the benefit of, (a) employees, former employees or directors (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of ours or any of our subsidiaries or associated companies of any such person or to or for the benefit of, any trustee or trustees for the benefit of any such person, in any such case pursuant to any employees’ share or option scheme or (b) any other person in connection with the Bokamoso ESOP Trust employee share option scheme, the empowerment transaction entered into with Izingwe Holdings (Proprietary) Limited and any other black economic empowerment transaction entered into by us;

(e) for a change solely in the par value of our ordinary shares; or

(f) for accrued and unpaid interest, if any.

Holdings Finance will be required, as soon as practicable after the fixed conversion rates are adjusted, to provide or cause to be provided written notice of the adjustment to the holders of bonds. Holdings Finance will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

If an adjustment is made to the fixed conversion rates, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price, solely for the purpose of determining which clauses of the definition of daily conversion amount will apply on each trading day during the observation period. Holdings Finance will have the power to correct any error in the adjustments described above, and, absent manifest error, its action in so doing, as evidenced by a resolution of its board of directors or authorized committee thereof, will be final and conclusive.

Conversions After Reclassifications, Consolidations, Mergers and Certain Sales of Assets

In the event of:

•	any recapitalization, reclassification or change of our ordinary shares (other than changes only in par value, conversion of our ordinary shares of par value into ordinary shares of no par value or resulting from a subdivision or combination), including any Exempt Newco Scheme;

•	any consolidation or merger of us with or into another person;

•	any sale, transfer, lease or conveyance to another person of all or substantially all the property and assets of us and our subsidiaries; or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition), any reclassification or any binding share exchange which reclassifies or changes our outstanding ordinary shares;

in each case, as a result of which our ordinary shares are exchanged for, or converted into, other securities, property or assets (including cash or any combination thereof) (any such event, a “reorganization event”), then, at and after the effective time of such reorganization event, each bond outstanding immediately prior to such reorganization event will, without the consent of the holders of the bonds, become convertible into the kind and amount of such other securities, property or assets (including cash or any combination thereof) that holders of our ADSs received in such reorganization event (the “exchange property”); provided that if the kind and amount of exchange property receivable upon such reorganization event is not the same for each ordinary share held immediately prior to such reorganization event by a person, then the exchange property receivable upon such reorganization event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our ADSs that affirmatively make an election (or of all such holders if none makes an election). If a date of conversion follows a reorganization event, the applicable fixed conversion rate then in effect will be applied to the amount of such exchange property received per ordinary share (multiplied by the number of our ordinary shares represented by an ADS) in the reorganization event (a “unit of exchange property”), as determined in accordance with this section. For the purpose of determining which bullet of the definition of daily conversion amount will apply on each trading day during the observation period and for the purpose of calculating the conversion rate if the second bullet in the definition thereof is applicable, the value of a unit of exchange property will be determined in good faith by our board of directors, except that if a unit of exchange property includes ordinary shares or shares of common stock that are traded (including as ADSs) on a US national securities exchange, the value of such ordinary shares or common stock will be the daily VWAP of such security on the relevant trading day.

The above provisions of this section will similarly apply to successive reorganization events and the “— Conversion Rate Adjustments” section will apply to any shares of our capital stock (or any successor’s) received by the holders of our ordinary shares in any such reorganization event.

We (or any successor of ours) will, as soon as reasonably practicable (but in any event within 10 days) after the occurrence of any reorganization event, provide written notice to the holders of bonds of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitute the exchange property. Failure to deliver such notice will not affect the operation of this section.

In connection with any adjustment to the fixed conversion rates described above, Holdings Finance will also adjust the dividend threshold amount (as defined under “— Conversion Rate Adjustments”) based on the number of shares comprising the exchange property and (if applicable) the value of any non-stock consideration included in a unit of exchange property. If the exchange property is comprised solely of non-stock consideration, the dividend threshold amount will be zero.

Early Redemption

Notwithstanding the provisions set forth under “Description of Debt Securities — Optional Tax Redemption” in the accompanying prospectus, Holdings Finance will not be permitted to redeem the bonds prior to the stated maturity date. See “Early Conversion at Holdings Finance’s Option.”

Payment of Additional Amounts

Subject to the limitations and exceptions described in “Description of Debt Securities — Payment of Additional Amounts with Respect to the Debt Securities” in the accompanying prospectus, Holdings Finance or we will pay such additional amounts as may be necessary to ensure that the net amounts receivable by the holders after withholding or deduction for taxes will equal the amounts that would have been payable in the absence of such withholding or deduction. For the avoidance of doubt, any cash paid (in lieu of ADSs delivered) at maturity of the bonds will be considered (x) “amounts receivable by the holders” for purposes of this paragraph and (y) payments of principal for purposes of the provisions set forth under the heading “Description of Debt Securities — Payment of Additional Amounts with Respect to the Debt Securities” in the accompanying prospectus. See “Description of Debt Securities — Payment of Additional Amounts with Respect to the Debt Securities” in the accompanying prospectus.

Defeasance

Full defeasance and covenant defeasance, as described in the accompanying prospectus, will not apply to the bonds.

Covenants

The covenants set forth under the headings “Description of Debt Securities — Limitation on Liens” and “Description of Debt Securities — Limitation on Sale and Lease Back Transactions” in the accompanying prospectus shall not apply to the bonds.

Merger or Consolidation

Under the terms of the indenture, each of Holdings Finance and us is generally permitted to consolidate or merge with another entity. In addition, Holdings Finance and we are also permitted to sell all or substantially all of our assets to another entity. However, neither Holdings Finance nor we may take any of these actions unless all the following conditions are met:

•	where Holdings Finance (or we, as the case may be) merges out of existence or sells its (or our) assets, the resulting entity must agree to be legally responsible for the bonds (or the guarantee, as the case may be);

•	immediately after giving effect to the merger or sale of assets, no default on the debt securities shall have occurred and be continuing; and

•	Holdings Finance (or we, as the case may be) must deliver certain certificates and documents to the trustee.

Events of Default

“Events of default” with respect to the bonds are defined to include certain failures to make payment on the bonds (provided that deferral of interest as described under “— Deferral of Interest Payments” shall not constitute an event of default under the bonds), failures to comply with certain covenants applicable to the bonds after giving of notice and lapse of grace periods, and commencement by us of certain bankruptcy or reorganization proceedings or becoming subject to such proceedings. These events of default are described in detail under the heading “Description of

Debt Securities — Events of Default” in the accompanying prospectus. In addition, the following shall also constitute events of default with respect to the bonds:

•	failure to deliver the ADSs or other consideration due upon conversion;

•	failure to give timely notice of a fundamental change and a continuation of such failure for a period of five business days; and

•	the guarantee being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect or our, or any person’s acting on our behalf, denying or disaffirming our obligations under the guarantee.

Upon an event of default and acceleration of the bonds, to the extent permitted by applicable law, the bonds will automatically convert into ADSs, at the maximum conversion rate, subject to adjustment as described under “— Conversion Rate Adjustments” above, and holders thereof shall be entitled to receive all accrued and unpaid interest (including any deferred interest) to, but excluding, the date of acceleration and the present value of all remaining interest payments on the bonds, including the interest payment due on September 15, 2013 (but excluding any accrued and unpaid interest to the date of acceleration), payable in cash and calculated in the manner described above under “— Early Conversion at Holdings Finance’s Option.” In connection with any conversion upon acceleration of the bonds following an event of default, the holder in question will become the holder of record of the ADSs due upon conversion as of 5:00 P.M., New York City time, on the date of acceleration.

Holdings Finance’s obligation to pay the present value of future interest payments upon acceleration of the bonds could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Modification or Waiver

We can make changes to the indenture and the bonds without a vote by the holders of the bonds in order to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939, as amended, or to conform the indenture and the form or terms of the bonds to this “Description of Bonds.”

In addition to the changes listed under “Description of Debt Securities-Modification or Waiver” in the accompanying prospectus, following additional changes to the indenture and the bonds cannot be made without your specific approval:

•	make any change that adversely affects the conversion rights of any bonds;

•	reduce the fixed conversion rate or the fundamental change conversion rate;

•	amend or modify in any manner adverse to the holders the obligation to pay the present value of future interest payments in certain circumstances as described herein,

•	amend or modify in any manner adverse to the holders the obligation to make any delivery or payment upon conversion; and

•	make any change that adversely affects the right of holders to institute suit for the enforcement of right to receive payment of the consideration deliverable upon conversion and (subject to Holdings Finance’s right to defer payment of interest as described under “— Deferral of Interest Payments”) interest.

Further Issuances

Holdings Finance reserves the right to issue, from time to time, without the consent of the holders of the bonds, additional bonds on terms and conditions identical to those of the bonds so long as a sufficient number of our authorized ordinary shares is available to satisfy the conversion obligations with respect to such additional bonds, which additional bonds shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the bonds.

Holdings Finance may also issue other securities under the indenture that have different terms from the bonds. Likewise, we have the right, without the consent of the holders, to guarantee any such additional securities, to guarantee debt of its other subsidiaries, and to issue its own debt.

Transfer Agent

Holdings Finance may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the bonds in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent is the trustee, at its corporate office. Holdings Finance may add, replace or terminate transfer agents from time to time, provided that if any bonds are issued in certificated form, so long as such bonds are outstanding, Holdings Finance will maintain a transfer agent in New York City. Holdings Finance must notify you of changes in the transfer agents. If Holdings Finance issues bonds in certificated form, holders of bonds in certificated form will be able to transfer their bonds, in whole or in part, by surrendering the bonds, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent. Holdings Finance will not charge any fee for the registration or transfer or exchange, except that Holdings Finance may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Book-Entry Ownership, Denomination and Transfer Procedures for the Bonds

The following description of the operations and procedures of DTC supplements the description contained under the heading “Description of Debt Securities — Holders of Registered Debt Securities” and “Description of Debt Securities — Global Securities” in the accompanying prospectus and is provided to you solely as a matter of convenience. You should read this section in conjunction with the information provided in the accompanying prospectus. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. Holdings Finance and we take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

Holdings Finance and the trustee will make an application to DTC for acceptance in its book-entry settlement system of the bonds, which will be in global form. The bonds will be deposited with The Bank of New York Mellon, as custodian. The custodian and DTC will electronically record the principal amount of the bonds held within the DTC system. Investors may hold such interests directly through DTC if they are participants in DTC.

Ownership of beneficial interests in the bonds will be limited to persons who have accounts with DTC, who we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the bonds with DTC’s custodian, DTC will credit portions of the principal amount of the bonds to the accounts of the DTC participants designed by the underwriters, and

•	ownership of beneficial interests in the bonds will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the bonds).

As long as DTC or its nominee is the registered holder of the bonds, DTC or its nominee will be considered the sole owner and holder of the bonds for all purposes under the indenture and the bonds. Except as described above, if you hold a book-entry interest in the bonds in global form, you:

•	will not have bonds registered in your name,

•	will not receive physical delivery of bonds in certificated form, and

•	will not be considered the registered owner or holder of an interest in the bonds under the indenture or the bonds.

As a result, each investor who owns a beneficial interest in the bonds must rely on the procedures of DTC to exercise any rights of a holder under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of the principal of, and interest on, the bonds registered in the name of DTC’s nominee will be to the order of its nominee as the registered owner of such bonds. It is expected that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the bonds as shown on the records of DTC or the nominee. We also expect that payments by DTC participants to owners of beneficial interests in the bonds held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. Neither Holdings Finance, the trustee or any agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the bonds or for maintaining, supervising or reviewing any records relating to such ownership interests.

DTC has advised us that it will take any action permitted to be taken by a holder of bonds (including, without limitation, the presentation of bonds for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in bonds are credited and only in respect of such portion of the aggregate principal amount of the bonds as to which such participant or participants has or have given such direction. However, in the circumstances described below, DTC will surrender the bonds for exchange for individual definitive bonds.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” under the laws of the State of New York, a member of the US Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

The foregoing information about DTC has been provided for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the bonds among participants and accountholders of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Holdings Finance, nor the trustee nor any of the trustee’s agents will have any responsibility for the performance by DTC or its respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a bond in global form is lodged with DTC or the custodian, bonds represented by individual definitive bonds will not be eligible for clearing or settlement through DTC.

Individual Definitive Bonds

Registration of title to bonds in a name other than DTC or its nominee will not be permitted unless (i) DTC has notified us that it is unwilling or unable to continue as depositary for the bonds in global form or the depositary ceases to be a clearing agency registered under the US Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered in order to act as depositary, and, in each case Holdings Finance does not or cannot appoint a successor depositary within 90 days or (ii) an event of default with respect to the bonds has occurred and is continuing and the beneficial owner of bonds requests that its bonds be issued in definitive form. In such circumstances, Holdings Finance will cause sufficient individual definitive bonds to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of bonds. Payments with respect to definitive bonds may be made through the transfer agent. A person having an interest in the bonds in global form must provide the registrar with a written order containing instructions and such other information as the registrar and Holdings Finance may require to complete, execute and deliver such individual definitive bonds.

If Holdings Finance issues bonds in certificated form, holders of bonds in certificated form will be able to transfer their bonds, in whole or in part, by surrendering the bonds, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, The Bank of New York Mellon. Holdings Finance will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by Holdings Finance to the paying agents for the payment of principal and interest on the bonds which remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Holdings Finance, and thereafter holders of bonds in certificated form may look only to Holdings Finance and us for payment.

Regarding the Trustee

We and Holdings Finance may maintain banking relationships in the ordinary course of business with the trustee. The trustee is also the trustee for Holdings Finance’s 3.50 percent guaranteed convertible bonds due 2014.

Governing Law

The indenture, bonds and the guarantee are governed by, and shall be construed in accordance with, the laws of the State of New York.

TAXATION

South African Taxation

General

The following is a summary of certain South African tax consequences relating to the holding and disposal of the bonds, shares or ADSs. This information is not a substitute for independent advice pertaining to the particular circumstances of a holder of bonds, shares or ADSs. It is intended as a general guide only, and is based on current South African tax legislation and practice in force as at the date of this Prospectus Supplement. It relates only to the position of a holder of bonds, shares or ADSs who is the absolute beneficial owner of the bonds, shares or ADSs and who owns the bonds, shares or ADSs as a capital investment. It is not intended to apply to certain classes of holders of bonds such as brokers or dealers. If a holder is in any doubt as to its tax position, or is resident or subject otherwise to tax in any jurisdiction other than the Republic of South Africa, such holder should consult its own tax advisor.

It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of holders of shares is also applicable to holders of ADSs.

Interest on the bonds or payment under the guarantee

Holders of bonds who are resident for tax purposes in South Africa will generally be liable for South African tax on the amount of any interest received in respect of the bonds or any payment under the guarantee. There is no South African withholding tax or income tax payable on the interest or payment under the guarantee to holders of bonds who are not resident for tax purposes in South Africa.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which applies mainly to South African residents and only to a limited extent to non-residents. The meaning of the word “residents” is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the income tax treaty between South Africa and the United States (the “Treaty”). Gains on the disposal of securities which are not capital in nature are usually subject to income tax. In either case, a US holder will not be subject to South African tax on the disposal of bonds, shares or ADSs unless the US holder carries on business in South Africa through a permanent establishment situated therein to which the bonds, shares or ADSs are attributable.

The conversion of bonds into shares or ADSs will not be subject to capital gains tax, but the subsequent disposal of shares or ADSs by holders of bonds who are resident for tax purposes in South Africa will be subject to capital gains tax. The base cost of shares or ADSs will be the price paid by the bondholder on acquisition of bonds.

Securities Transfer Tax (“STT”)

The change of beneficial ownership of shares listed on an exchange in South Africa is subject to STT at the rate of 0.25% of the taxable amount of the shares. Any change of beneficial ownership of shares listed on an exchange outside South Africa and/or the transfer of ADSs is not subject to STT or to any other South African tax. Where a change in beneficial ownership on a purchase of shares listed on an exchange in South Africa:

•	takes place through a stockbroker, STT will be payable on the actual consideration; and

•	takes place off market (where either the change in beneficial ownership is effected by the Central Securities Depository Participant or the seller continues to hold the shares as nominee on behalf of the purchaser) and the consideration for the shares is less than the lowest traded price of the shares on the date of the relevant transaction, STT is payable on the closing traded price of the shares.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies, or “STC”, on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, we have elected not to be subject to STC. As a result, although our dividend payments are not subject to STC, we pay corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by us being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement (as set out below) that this could change with the introduction of a proposed withholding tax on dividends.

On February 21, 2007, the then-South African Minister of Finance, Mr. Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 10% will be replaced by a 10% withholding tax that will be levied on shareholders in respect of dividends distributed by South African companies. The second draft of the legislation giving effect to this withholding tax on dividends was finalized in 2009 but a commencement date has not been announced. If and when this provision comes into effect, it may reduce the tax payable by our South African operations thereby increasing distributable earnings of these operations, but the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

In the case of a South African withholding tax on dividends paid to a US holder with respect to shares or ADSs, the Treaty limits the rate of this tax to 5% of the gross amount of the dividends if a US holder is a company that holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

Isle of Man Taxation

The Isle of Man currently operates a zero rate of tax for most corporate taxpayers. This will include Holdings Finance. Under the regime, Holdings Finance will technically be subject to taxation on income in the Isle of Man, but the rate of tax will be zero; there will be no withholding to be made by Holdings Finance on account of Isle of Man tax in respect of payments made to bondholders by Holdings Finance. No Isle of Man taxation liability will arise for Holdings Finance or the bondholders who are not resident in the Isle of Man in respect of the conversion of the bonds.

Holdings Finance is resident for taxation purposes in the Isle of Man by virtue of being incorporated in the Isle of Man.

Bondholders resident in the Isle of Man will, depending upon their particular circumstances, be liable to Manx income tax on principal, premium (if any) and interest in respect of the bonds.

The EU Savings Tax Directive (2003/48/EC) came into force on July 1, 2005. The Isle of Man has entered into bilateral agreements with the EU Member States which effectively require the Isle of Man to comply with the requirements of the directive.

There is no capital gains tax, inheritance tax, stamp duty or stamp duty reserve tax in the Isle of Man. A probate fee may be payable in respect of the estate of a deceased bondholder, up to a current maximum of £649.

United States Federal Income Taxation

The following discussion is a summary of the material US federal income tax consequences relating to the purchase, ownership and disposition of the bonds and the ADSs acquired upon conversion of the bonds. This discussion is generally limited to US holders (as defined below) who purchase the bonds in this offering and will hold the bonds and the ADSs as capital assets. It does not address the special situations that may apply to particular holders including, but not limited to, tax-exempt entities, holders subject to the US federal alternative minimum tax, US expatriates, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, certain financial institutions, insurance companies, regulated investment companies, partnerships or other pass-through entities, persons who own (directly, indirectly or by attribution) 10 percent or more of our voting shares, persons whose “functional currency” is not the US dollar and persons who hold the bonds or ADSs in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction. This discussion does not address the tax consequences to US holders of bonds or ADSs under any state, local or foreign tax laws other than the US federal income tax laws.

The US federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, proposed Treasury regulations, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) and the US-South Africa income tax treaty currently in force, all as of the date of this offering, and all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in US federal income tax consequences different from those discussed below.

As used herein, the term “US holder” means a beneficial owner of bonds (or ADSs acquired upon a conversion of bonds) that is for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to US federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons control all of the substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of the bonds or ADSs acquired upon conversion of the bonds, the US tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the bonds or ADSs that is a partnership and partners in such partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of the bonds and the ADSs.

For US federal income tax purposes and for purposes of the US-South Africa income tax treaty, a US holder of ADSs will be treated as owning the underlying shares represented by ADSs. In addition, the following discussion (except where otherwise expressly noted) applies equally to US holders of ADSs, on the one hand, and to US holders of shares (i.e., holders who subsequently decide to own shares instead of ADSs), on the other.

This discussion is based in part on representations by The Bank of New York Mellon and assumes that each obligation under the deposit agreement for the ADSs and any related agreement will be performed in accordance with its terms.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of the bonds and ADSs acquired upon exchange of bonds, including the tax consequences under any state, local, foreign and other tax laws.

Taxation of the Bonds

Characterization of the Bonds

We believe it is reasonable to treat the purchase, ownership and conversion of the bonds as producing US federal income tax consequences comparable to a prepaid forward purchase of ADSs. Except as specifically indicated otherwise, the remainder of this discussion assumes the correctness of such treatment.

Interest on the Bonds

Although the US federal income tax characterization of payments of interest on the bonds is not entirely clear, a US holder of the bond should expect that such amounts (including any additional amounts) will be included as ordinary income as such amounts are paid or accrued in accordance with the holder’s method of accounting for US federal income tax purposes.

Interest will be treated as foreign source income for foreign tax credit purposes. The limitation on foreign taxes eligible for foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, interest on the bonds generally should constitute “passive category” income or, in the case of certain US holders, “general category income.”

Sale, Exchange, Redemption, or Other Taxable Disposition of Bonds

Except as provided below under “— Conversion of Bonds,” upon a sale, exchange, redemption, or other taxable disposition of a bond (including in accordance with its automatic cash settlement provisions), a US holder will generally recognize gain or loss equal to the difference between (i) the amount of cash increased by the fair market value of other property received by the US holder (and reduced by an amount attributable to accrued but unpaid interest, which should be taxable in the manner described above under “— Interest on Bonds”); and (ii) the US holder’s tax basis in the bond. A US holder’s tax basis in a bond will generally be equal to the amount that the US holder paid for the bond. We believe it is reasonable to take the position that a bond is an instrument the taxable disposition of which produces capital gain or loss, which gain or loss is long-term if the US holder’s holding period for the bond is more than one year at the time of the disposition. Long term capital gains recognized by individual US holders are generally subject to a reduced tax rate under current law. The deductibility of capital losses is subject to limitations.

Conversion of Bonds

Under the above characterization of the bonds, if Holdings Finance delivers ADSs at maturity or on early conversion to a US holder, the US holder should not recognize gain or loss on the purchase of the ADSs by application of the monies received by Holdings Finance in respect of the bonds. The US holder should have a tax basis in such ADSs equal to the US holder’s tax basis in the bonds (less the portion of the tax basis of the bonds allocable to any fractional ADS, as described in the next sentence). The US holder should recognize gain or loss (which may be short-term capital gain or loss) with respect to cash received in lieu of a fractional ADS, in an amount equal to the difference between the cash received and the portion of the basis of the bonds allocable to the fractional ADS (based on the relative number of full ADSs delivered and the fractional ADS allocable to the US holder). In the event that a US holder receives a “true-up cash amount” upon conversion of a bond, the US holder should recognize gain or loss (which may be short-term capital gain or loss) with respect to the “true-up cash amount,” in an amount equal to the difference between the cash amount received and the portion of the basis of the bonds allocable to the “true-up cash amount” (based on the relative value of the “true-up cash amount” and the ADSs delivered to the holder).

Possible Alternative Characterization of the Bonds

Due to the absence of authority as to the proper characterization of the bonds and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. For example, under one characterization, the IRS might seek to treat the bonds as subject to the Treasury regulations governing contingent payment debt instruments, which would affect the timing and character of income, gain and loss recognized by a US holder. In addition, the IRS might seek to treat the conversion of the bonds as a taxable exchange. Any characterization of the bonds other than as described herein might result in adverse tax consequences and thus adversely affect the value of the bonds. US holders therefore are urged to consult their own tax advisors regarding possible alternative characterizations of the bonds and the resulting tax consequences.

Taxation of ADSs Acquired on a Conversion of Bonds

Distributions on ADSs

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder generally will be taxable as ordinary dividend income to a US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the Depositary. US corporate holders of ADSs will not be eligible for the dividends reduction deduction in respect of dividends paid by us. For foreign tax credit limitation purposes, dividends paid by us will be treated as income from sources outside the United States. At present, South Africa does not impose any withholding tax on dividends. A withholding tax of 10 percent on dividends and other distributions payable to shareholders has been proposed by the South African Government.

The amount of any distribution paid in a foreign currency will be included in the gross income of the US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect of the date of receipt, by the Depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars on such date. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency is expected to be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize any foreign currency gain or loss in respect of the distribution.

Subject to certain limitations and to the discussion below regarding concerns expressed by the US Treasury, South African withholding taxes (if any) will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute “passive category” income, or in the case of certain US holders, “general category” income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, subject to certain limitations, a US holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits.

The US Treasury has expressed concern that parties to whom depositary shares are pre-released and intermediaries in the chain of ownership between holders and the issuer of the securities underlying depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of depositary shares. Accordingly, the analysis of the creditability of any South African withholding taxes could be affected by future actions that may be taken by such parties.

Sale or Other Disposition of ADSs

US holders generally will recognize capital gain or loss upon the sale or other taxable disposition of ADSs in an amount equal to the difference between the amount realized and the US holder’s tax basis in the ADSs. (For a discussion of the holder’s basis in the ADSs, see “— Conversion of the bonds for ADSs” above.) Any gain or loss will be US source capital gain or loss, and will be treated as long-term capital gain or loss if the holding period in the ADSs measured from the time of conversion exceeds one year at the time of the disposition. If a US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

An exchange with the depositary by a US holder of ADSs for our shares will not be subject to US federal income tax.

Passive Foreign Investment Company Considerations

A non-US corporation will be classified a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), certain commodities income, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the taxable year ending December 31, 2009 and we do not expect to become a PFIC in the foreseeable future. The determination of whether we are a PFIC must be made annually as of the end of each taxable year and is a function of all the relevant facts and circumstances. If we were a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or ADSs.

US Information Reporting and Backup Withholding

Interest and dividend payments made to a holder of Bonds or ADSs, and proceeds paid from the sale, exchange, or other disposition of bonds or ADSs may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number and makes all other required certification, or who is otherwise exempt from backup withholding.

UNDERWRITING

We, Holdings Finance and the underwriters for the offering named below, for whom UBS AG (London Branch) and Morgan Stanley & Co., Incorporated are acting as representatives, have entered into an underwriting agreement with respect to the bonds. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of bonds indicated below. UBS AG (London Branch) may be contacted at 1 Finsbury Avenue, London EC2M 2PP, United Kingdom. Morgan Stanley & Co. Incorporated may be contacted at 1585 Broadway, New York, NY 10036, United States of America.

Principal
amount of the
Underwriters	bonds

UBS AG (London Branch)	$291,619,020
Morgan Stanley & Co. Incorporated	291,619,020
Citigroup Global Markets Limited	51,462,180
Deutsche Bank AG, London Branch	51,462,180

Total	$686,162,400

The underwriters are committed to take and pay for all of the bonds being offered, if any are taken, other than the additional bonds covered by the option described below and until such option is exercised.

The underwriters have the option to purchase up to an additional $102,924,350 principal amount of bonds solely in respect of over-allotments on the same terms as the initial bonds (the “over-allotment option”). The underwriters may exercise the over-allotment option for 30 days following the date of this prospectus supplement. To the extent that the over-allotment option is exercised, each underwriter will become severally obligated to purchase approximately the same proportion in principal amount of such additional bonds as the amount set forth next to such underwriter’s name in the table above bears to the total principal amounts of bonds set forth in such table.

The underwriters have advised us and Holdings Finance that, subject to the selling restrictions set forth below, they propose to offer the bonds to the public at the initial price to investors on the cover page of this prospectus supplement. The offering of the bonds is subject to receipt and acceptance of the bonds and subject to the underwriters’ right to reject any order in whole or in part.

We and Holdings Finance have been advised by the underwriters that the underwriters are expected to make offers and sales of the bonds both inside and outside the United States through their respective selling agents. UBS AG (London Branch) expects to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC. Citigroup Global Markets Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate, Citigroup Global Markets Inc. Deutsche Bank AG, London Branch expects to make offers and sales in the United States through its registered broker-dealer affiliate, Deutsche Bank Securities, Inc.

The bonds are a new issue of securities with no established trading market. We and Holdings Finance have been advised by the underwriters that the underwriters intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

We and Holdings Finance have agreed in the underwriting agreement that we and Holdings Finance will not offer, sell, contract to sell or otherwise dispose of any securities that are substantially similar to the bonds during the period from the date of this prospectus supplement until the date of the delivery of the bonds.

We and Holdings Finance have also agreed with the underwriters that, for a period of 90 days from the date of this prospectus supplement, we and Holdings Finance will not, without the prior written consent of the representatives, (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any of our ordinary shares or any of our securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities, or (b) enter into any swap or any other agreement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our ordinary shares or any of our securities that are substantially similar to our ordinary shares, whether any such swap or transaction described in (a) or (b) above is to be settled by delivery of our ordinary shares or any such substantially similar securities, in cash or otherwise. The foregoing sentence shall not apply to (i) the ordinary shares or ADSs issuable upon conversion of the bonds, (ii) our issuance and sale of ordinary shares or any such substantially similar securities pursuant to any employee option bonus, profit sharing, pension, retirement, incentive, savings or similar agreement, plan or award in effect as of the date of this prospectus supplement, (iii) the issuance by us of ordinary shares or any such substantially similar securities issuable upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus supplement, (iv) the issuance by us of ordinary shares or any such substantially similar securities in consideration for the shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction provided that the recipients of such ordinary shares or any such substantially similar securities agree to be subject to the foregoing sentence and (v) the issuance by us of ordinary shares or any such substantially similar securities in connection with the Equity Offering. The representatives in their sole discretion may release any of the securities subject to this lock-up agreement at any time without notice and, specifically in the circumstances described in part (iv) of the foregoing sentence where such recipients do not agree to be subject to this lock-up agreement, will not unreasonably withhold their release of the lock-up.

In connection with the offering, the underwriters may purchase and sell bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of bonds than they are required to purchase in the offering. A short sale is covered if the short position is no greater than the number of bonds available for purchase by the underwriters under the over-allotment option. The underwriters may close out any short position by exercising the over-allotment option or purchasing bonds in the open market. In determining the source of bonds to close out a covered short sale, the underwriters will consider, among other things, the open market price of bonds compared to the price available under the over-allotment option. The underwriters may also sell bonds in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing bonds in the open market. A naked position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the bonds in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the bonds while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters portion of the underwriting discount received by it because the representatives have repurchased bonds sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the bonds. As a result, the price of the bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters expect that delivery of the bonds will be made against payment therefor on the settlement date specified on the cover page of this prospectus supplement, which will be the fifth business day following the pricing of the bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the pricing date or the immediately following business day will be required, by virtue of the fact that the bonds initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

We and Holdings Finance have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect thereof.

We and Holdings Finance have agreed to pay all fees and expenses in connection with this offering. Set forth below is an itemization of the estimated total fees and expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the bonds by us.

SEC registration fee	$60,000
JSE Limited listing and inspection fees	$40,000
Printing and engraving costs	$100,000
Legal fees and expenses	$1,200,000
Insurance and other expenses	$1,900,000
Accounting fees and expenses	$200,000

Total	$3,500,000

The underwriters may reimburse a portion of our offering related expenses. UBS (AG) London is acting as financial advisor to us in connection with this offering and we have agreed to pay them a fee of $1.5 million for these services.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or Holdings Finance for which they received or will receive customary fees and expenses. In addition, the underwriters or their respective affiliates are lenders to us and certain of our affiliates under our credit facilities and have, from time to time, entered into hedging transactions with us and certain of our affiliates.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of AngloGold Ashanti or its affiliates.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the bonds or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the bonds may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the bonds may be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), (the “Financial Promotion Order”) (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, being, among other things, high net worth companies and/or unincorporated associations, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (as amended) (the “FSMA”) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”); and

(b) it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of bonds to the public in that Relevant Member State prior to the publication of a prospectus in relation to the bonds which has been approved by the competent authority in that Relevant Member State or; where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date make an offer of bonds to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003171/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The bonds may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the bonds may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the bonds may not be circulated or distributed, nor may the bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the bonds are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sale business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the bonds under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This document does not constitute a prospectus or other disclosure document under Part 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”) and does not include the information required for a disclosure document under the Corporations Act. This document has not been lodged with the Australian Securities and Investments Commission (“ASIC”) and no steps have been taken to lodge it with ASIC.

Each person who subscribes for the bonds agrees that they will not make an offer to sell the bonds in Australia (including an offer which is received by a person in Australia), within 12 months of the issue of the bonds, unless the offer does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act. Disclosure to investors would not generally be required under Part 6D.2 where:

•	the bonds are offered for sale outside of Australia;

•	the bonds are offered for sale to categories of “professional investors” referred to in section 708(11) of the Corporations Act; or

•	the bonds are offered to persons who are “sophisticated investors” that meet the criteria set out in sections 708(8) or 708(10) of the Corporations Act.

Similarly, each person who is issued ADSs on conversion of the bonds and withdraws the underlying ordinary shares agrees that they will not make an offer to sell those ADSs or underlying ordinary shares in Australia (including an offer which is received by a person in Australia), within 12 months of the issue of those ADSs or underlying ordinary shares, unless the offer does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act. Disclosure to investors would not generally be required under Part 6D.2 where:

•	the ADSs or underlying ordinary shares are offered for sale outside of Australia;

•	the ADSs or underlying ordinary shares are offered for sale to categories of “professional investors” referred to in section 708(11) of the Corporations Act; or

•	the ADSs or underlying ordinary shares are offered to persons who are “sophisticated investors” that meet the criteria set out in sections 708(8) or 708(10) of the Corporations Act.

Furthermore, each person who subscribes for the bonds agrees that, following conversion of the bonds into ADSs or underlying ordinary shares, they will not take any action (or authorise any action) to convert any of those ADSs or underlying ordinary shares into CHESS Depository Interests (which represent interests in ordinary shares) quoted on the Australian Securities Exchange, within 12 months of the issue of the ADSs.

South Africa

Each underwriter has represented and agreed that it has not offered and will not offer the bonds offered by this prospectus supplement to the public in South Africa (as defined in, and in accordance with the provisions of, Chapter VI of the South African Companies Act, 1973 (as amended)). Accordingly, such bonds may not be handed on, surrendered to, renounced in favor of or assigned to any person in South Africa in any manner which could be construed as an offer to the public in terms of Chapter VI of the South African Companies Act, 1973 (as amended). See “South African Reserve Bank approval”.

New Zealand

This prospectus supplement has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand. Accordingly, each underwriter has represented and agreed that it (i) has not offered or sold, and will not offer or sell, directly or indirectly, bonds and (ii) has not distributed and will not distribute, directly or indirectly, any offer materials or advertisements in relation to any offer of bonds, in each case in New Zealand, other than (a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money or (b) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment, or statutory substitution for, the securities legislation of New Zealand).

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The bonds to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the bonds offered should conduct their own due diligence on the bonds. If you do not understand the contents of this prospectus supplement you should consult an authorized financial adviser.

VALIDITY OF THE BONDS AND GUARANTEES

The validity of the bonds, including the guarantees, offered and sold in this offering will be passed upon for AngloGold Ashanti Holdings Finance plc and AngloGold Ashanti Limited by Shearman & Sterling (London) LLP. Certain legal matters with respect to South African law relating to the bonds will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to Isle of Man law relating to the bonds will be passed upon for Holdings Finance by Cains Advocates Limited. Certain legal matters with respect to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

SOUTH AFRICAN RESERVE BANK APPROVAL

We have obtained approval from the South African Reserve Bank for our offering of the bonds under this prospectus supplement. In terms of the Exchange Control Regulations of South Africa:

•	any certificates in respect of our ordinary shares that may be issued to non-residents of South Africa will be endorsed “Non-Resident”;

•	any certificates in respect of our ordinary shares, any dividends we pay and, any other cash payments or distributions we may make in respect of our ordinary shares due to any emigrant from South Africa will be forwarded to the authorized dealer in foreign exchange, in terms of our African Exchange Control Regulations, controlling such emigrant’s blocked assets. Such certificates, in respect of our Ordinary Shares will be endorsed “Non Resident”; and

•	all dividends and any other cash payments or distributions we may make in respect of our ordinary shares, other than to emigrants from South Africa referred to above, are freely transferable from South Africa.

EXPERTS

Our financial statements for the years ended December 31, 2007, 2008 and 2009 are incorporated by reference in this prospectus supplement in reliance on the report of Ernst & Young Inc., independent registered public accounting firm, given on their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

AngloGold Ashanti Holdings Finance plc

$686,162,400 6.00% Mandatory Convertible Subordinated Bonds due 2013

Mandatorily Convertible into
American Depositary Shares, each
representing one ordinary share
of AngloGold Ashanti Limited

Fully and Unconditionally
Guaranteed on a Subordinated
Basis by

AngloGold Ashanti Limited

PROSPECTUS SUPPLEMENT

Joint Bookrunners
UBS
Morgan Stanley

Co-Bookrunners
Citi
Deutsche Bank

September 15, 2010